    As filed with the Securities and Exchange Commission on October 6, 1997

                                         Registration No. 333-__________________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                          MOTOR CARGO INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

                            -------------------------

                Utah                                      4213                          87-0406479
    (State or other jurisdiction                   (Primary Standard                  I.R.S. Employer
  of incorporation or organization)      Industrial Classification Code Number)      Identification No.

               845 West Center Street, North Salt Lake, Utah 84054
                                 (801) 292-1111
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            MARVIN L. FRIEDLAND, ESQ.
                       Vice President and General Counsel
                             845 West Center Street
                           North Salt Lake, Utah 84054
                                 (801) 292-1111
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            -------------------------

                                   Copies to:
        Arthur B. Ralph, Esq.                        Robert Walker, Esq.
Van Cott, Bagley, Cornwall & McCarthy        Baker, Donelson, Bearman & Caldwell
  50 South Main Street, Suite 1600              2000 First Tennessee Building
  Salt Lake City, Utah 84144-0540                 Memphis, Tennessee 38103

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                           CALCULATION OF REGISTRATION FEE
===============================================================================================================
                                                                   Proposed     Proposed
                                                                   maximum      maximum
                                                                   offering     aggregate        Amount of
Title of each class of securities                  Amount to be    price per    offering         registration
to be registered                                   registered(1)   unit(2)      price(2)         fee
---------------------------------------------------------------------------------------------------------------
Common Stock, no par value                         2,564,500       $14.00       $35,903,000       $10,879.70
===============================================================================================================

(1) Includes 334,500 shares issuable in connection with the exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

                        --------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1997

                                2,230,000 Shares

                          MOTOR CARGO INDUSTRIES, INC.

                                     [LOGO]

                                  COMMON STOCK

         Of the 2,230,000 shares of Common Stock offered hereby (the "Offering"), 1,150,000 are being sold by Motor Cargo Industries, Inc. (the "Company") and 1,080,000 are being sold by certain selling shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. Prior to the Offering there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "CRGO."

                             ----------------------

           SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS
  FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

                             ----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

==============================================================================================================
                                                    Underwriting
                                   Price to         Discounts and       Proceeds to      Proceeds to Selling
                                    Public         Commissions(1)        Company(2)         Shareholders
--------------------------------------------------------------------------------------------------------------
Per Share....................   $                $                    $                 $
Total(3)......................  $                $                    $                 $
==============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated at approximately $600,000 payable by the Company.

(3) The Company and certain Selling Shareholders have granted the Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an additional 37,250 and 297,250 shares of Common Stock, respectively, at the Price to Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Shareholders will be $________, $_______ , $________ and $_________, respectively. See "Underwriting."

                             ----------------------

         The Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to their right to withdraw, cancel, modify, or reject orders in whole or in part, and subject to certain other conditions. It is expected that delivery of the shares of Common Stock offered hereby will be made on or about ________, 1997.

                          MORGAN KEEGAN & COMPANY, INC.

                The date of this Prospectus is __________, 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         [THE INSIDE FRONT COVER OF THE PROSPECTUS CONTAINS SUPERIMPOSED IMAGES OF THE COMPANY'S HEADQUARTERS IN NORTH SALT LAKE, UTAH, A COMPANY TRACTOR PULLING A TRIPLE TRAILER AND THE COMPANY'S PRIMARY COMPUTER ROOM. IMAGES ALSO INCLUDE THE MOTOR CARGO LOGO, THE MC DISTRIBUTION SERVICES LOGO AND A GRAPHICAL DESIGN WHICH INCLUDES THE FOLLOWING TEXT: "A TRADITION OF EXCELLENCE FOR OVER 75 YEARS--MOTOR CARGO--1922-1997]

         The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

         CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. See "Risk Factors" for a discussion of certain factors to be considered by prospective investors. Unless otherwise indicated in this Prospectus, (i) all information assumes that the Underwriters' over-allotment option is not exercised, (ii) all references to the "Company" in this Prospectus refer to Motor Cargo Industries, Inc., a Utah corporation, and its subsidiaries and (iii) all financial information includes the historical operations of Ute Trucking and Leasing, LLC, a Utah limited liability company formerly owned by certain shareholders of the Company. See "History of the Company."

                                   THE COMPANY

         Motor Cargo Industries, Inc. (the "Company") is a less-than-truckload ("LTL") carrier which provides transportation and logistics services to shippers primarily within the western region of the United States. The Company transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for major shippers such as Starbucks Coffee Company, 3M Corporation, Steelcase, Pepperidge Farm, Sony Music, Eli Lilly, General Motors and Square D Corp. The Company offers a broad range of services, including expedited scheduling and full temperature-controlled service. The Company's management believes that by focusing on the high service segment of the LTL industry the Company can continue its profitable growth within the western region of the United States, which is one of the fastest growing regions of the United States. The Company's management believes that the Company's rigorous focus on cost controls, its largely nonunion work force (over 95% of its employees are nonunion) and its focus on the western region give the Company a competitive advantage with respect to the larger, national LTL carriers that compete with the Company within the western region.

         The Company has 22 service centers strategically located in each major population center in the western region. The Company uses a single service center, rather than multiple satellite terminals, in each of the major cities it serves in order to reduce intermediate handling. The Company also utilizes 20 independent agents in smaller markets, enabling the Company to offer shippers extensive coverage throughout the region.

         Instead of utilizing a "hub and spoke" system, which is typically used by large, national LTL carriers, the Company emphasizes "direct loading" of freight between service centers with no intermediate handling on most shipments. Hub and spoke systems generally require shipments to be loaded and unloaded several times at a number of service centers and breakbulk facilities prior to delivery. Direct loading allows shipments to be transported directly from the originating service center to the destination service center without intermediate handling. Direct loading reduces the Company's costs because it requires less loading and unloading of freight and requires fewer terminals and breakbulk operations.

         The Company's growth strategy includes the following key elements:

o Increase Market Share Within Core Service Region. The Company believes that its core western regional market has the potential for significant profitable revenue growth. In addition, the Company believes it is in a position to increase its market share within its core service region. In the second half of 1995 the Company initiated a significant expansion of its terminal network in order to increase coverage within its core service region. The Company is now focused on improving route, lane and service center densities within its core service region through aggressive sales and marketing efforts and expanded service offerings. The Company expanded its sales force significantly during 1996 and intends to further expand its sales force in 1998 and 1999. The Company anticipates that it will continue to increase the capacity of its terminal network by adding capacity to existing service centers and establishing new service centers incrementally as needed, with particular emphasis in the Pacific northwest.

o Expand into Additional Major Markets. The Company's strategic growth plan calls for establishing market and operational presence in several major business economic areas ("BEAs") within the midwest and southeast regions of the United States during the next three years. Unlike more traditional inter-regional expansion models, the Company intends only to solicit tonnage from these markets moving west into its core service region. The Company intends to utilize third-party truckload carriers to transport freight from these markets to its core service region. The Company anticipates that this strategy of selling into the region will improve lane, route and service center densities in its core service region without requiring the Company to incur the costs associated with building an inter-regional terminal network. The Company intends to enter into interline partnerships to provide immediate revenue and offset start-up costs associated with certain BEA expansions. The Company has identified Dallas as its first BEA expansion and has targeted the fourth quarter of 1997 for start-up. Additional BEAs under consideration for 1998 and 1999 include major distribution centers such as Atlanta, Chicago, Cleveland, Houston, Indianapolis, Memphis, Minneapolis and St. Louis.

o Expand the Market Presence of MCDS. The Company believes that many companies are increasingly focused on outsourcing certain non-core functions and are engaging third-party logistics companies to provide distribution management services. Through its subsidiary, MC Distribution Services, Inc. ("MCDS"), the Company provides customized logistics, warehousing and distribution management services. MCDS targets customers with distribution requirements that are time-sensitive and require a significant amount of transportation. MCDS currently provides "just-in-time" delivery services for two major specialty retailers. Although MCDS has the ability to provide services for large projects, MCDS targets smaller and mid-sized projects which do not meet the minimum revenue requirements of many of its larger competitors. The Company is in the process of recruiting two account executives to provide full-time sales and marketing support to MCDS. By focusing on capabilities which are complementary to the Company's services, and leveraging the Company's existing customer base, the Company believes that MCDS provides a significant opportunity for future revenue and earnings growth.

o Emphasize Low-cost Operations. By focusing on the western region, the Company believes it will be able to improve lane, route and service center densities, allowing the Company to better leverage the fixed costs of its terminal network. In addition, the Company believes that its largely nonunion work force gives it a competitive advantage over larger unionized carriers that operate within the Company's core service region. The Company also believes it is among the leading carriers in the country in adopting technology-based solutions for analyzing the profitability of shipments and reducing costs. As a result, the Company recently eliminated certain business and tonnage that did not meet the Company's margin requirements. Management believes that this account rationalization process was responsible for improved profit margins during the first six months of 1997. The Company intends to continually analyze the profitability of each customer, lane and service center.

         The Company was incorporated in Utah in 1996. The Company's wholly-owned operating subsidiary, Motor Cargo, a Utah corporation ("Motor Cargo"), is the surviving corporation resulting from the merger of certain trucking companies in 1973. The Company's principal executive offices are located at 845 West Center Street, North Salt Lake, Utah 84054, and its telephone number is (801) 292-1111.

                                  THE OFFERING

Common Stock offered by the Company ...................................1,150,000 Shares

Common Stock offered by the Selling Shareholders.......................1,080,000 Shares

Common Stock to be outstanding after this Offering.....................6,990,000 Shares(1)

Use of proceeds........................................................To reduce indebtedness and purchase revenue equipment and for working capital. See "Use
                                                                       of Proceeds."

Proposed Nasdaq National Market Symbol................................."CRGO"

------------

(1) Includes 20,000 shares to be issued upon completion of the Offering pursuant to a restricted stock agreement between the Company and Louis V. Holdener. Excludes 500,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted under the Company's 1997 Stock Option Plan. It is anticipated that options for up to 160,000 shares will be granted under the Company's 1997 Stock Option Plan simultaneously with the completion of this Offering with an exercise price equal to the initial public offering price for the Common Stock. See "Management--1997 Stock Option Plan."

                                  RISK FACTORS

         A number of factors should be considered by potential investors before purchasing shares of the Company's Common Stock. See "Risk Factors."

                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
           (in thousands, except per share amounts and operating data)


                                                                                                         SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                              JUNE 30
                                      ------------------------------------------------------------     ---------------------
                                        1992         1993         1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------     --------     --------
                                                                                                      (UNAUDITED)
STATEMENT OF EARNINGS DATA:
     Operating revenues               $ 63,660     $ 68,726     $ 82,984     $ 80,808     $ 92,310     $ 43,735     $ 49,284
     Operating income                    5,439        5,883        9,412        7,367        7,315        3,172        4,669
     Interest expense                    1,400        1,408        1,392        1,500        1,430          763          561
     Net earnings                        2,823        2,969        5,181        3,880        3,735        1,493        2,593

     Earnings per common share        $   0.49     $   0.51     $   0.89     $   0.67     $   0.64     $   0.26     $   0.45

    Weighted average shares
          outstanding                    5,820        5,820        5,820        5,820        5,820        5,820        5,820

     Pro forma(1)
         Pro forma earnings before
              income taxes            $  4,130     $  4,444     $  8,124     $  5,974     $  6,446     $  2,454     $  4,422
          Pro forma income taxes         1,549        1,569        3,125        2,303        2,449          948        1,680
          Pro forma net earnings         2,581        2,875        4,999        3,671        3,997        1,506        2,742
          Pro forma earnings per
             common share             $   0.44     $   0.49     $   0.86     $   0.63     $   0.62     $   0.26     $   0.43
OPERATING DATA:
     Operating Ratio (2)                  91.4%        91.4%        88.7%        90.9%        92.1%        92.7%        90.5%
     Average revenue per mile         $   2.71     $   2.84     $   3.00     $   2.90     $   2.80     $   2.72     $   3.02
     Revenue per hundredweight        $  10.61     $  10.97     $  10.82     $  10.78     $  10.74     $  10.78     $  11.05
     Average revenue per bill         $ 119.20     $ 119.85     $ 126.29     $ 122.51     $ 122.54     $ 119.62     $ 128.27
     Tractors at end of period(3)          382          422          448          504          535          530          540
     Trailers at end of period           1,376        1,571        1,802        2,080        2,251        2,180        2,251
     Tons shipped                      301,588      314,865      384,416      377,042      426,109      202,554      220,179
     Shipments                         536,955      576,288      658,982      663,648      747,024      365,264      379,211
     Average weight per bill             1,123        1,093        1,167        1,136        1,141        1,109        1,161

                                                                           JUNE 30, 1997
                                                                    ---------------------------
                                                                     ACTUAL     AS ADJUSTED(4)(5)
                                                                    -------     -----------------
BALANCE SHEET DATA:
     Net property and equipment                                     $37,310         $40,310
     Total assets                                                    55,284          61,087
     Long-term obligations, less current maturities                   7,415           3,848
     Total liabilities                                               26,941          19,441
     Stockholders' equity                                            28,343          41,646

-----------

(1) The consolidated financial data presented above contains the operations and balance sheet information of Ute Trucking and Leasing, LLC, a Utah limited liability company ("Ute"), for all periods presented. A limited liability company passes through to its members essentially all taxable earnings and losses of the limited liability company and pays no tax at the company level. Accordingly, for comparative purposes, a pro forma provision for income taxes has been determined for all periods presented, assuming Ute had been taxed as a C corporation for federal and state income tax purposes using an effective income tax rate of 38%. The pro forma net earnings and earnings per common share reflect the issuance of shares necessary to repay certain indebtedness and the related reduction in interest expense and increase in net earnings. See Note A14 to the Company's Consolidated Financial Statements.

(2)  Operating expenses as a percentage of operating revenues.

(3) Includes pick-up and delivery tractors and trucks. See "Business--Revenue Equipment."

(4) Adjusted for the sale of 1,150,000 shares of Common Stock offered by the Company and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

(5) Effective August 28, 1997, Ute was acquired by the Company and became a taxable entity. Previously, its earnings and losses were included in the personal tax returns of members, and Ute did not record an income tax provision. Effective with the change, in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of these differences, which will be taxable when the liabilities are settled. Accordingly, a deferred tax liability at the date of the change (of approximately $238,000) will be recorded through a one-time charge to the deferred tax provision. See "Certain Transactions."

                                  RISK FACTORS

         An investment in the Common Stock offered hereby involves a high degree of risk. The following factors should be considered carefully, together with the information provided elsewhere in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

ECONOMIC FACTORS

         The availability and price of fuel, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Company has little or no control. Significant increases in fuel prices, interest rates or increases in insurance costs, to the extent not offset by increases in freight rates, or disruptions in fuel supply, would adversely affect the Company's results of operations. A significant downturn in customers' businesses or temporary inventory imbalances (resulting from a recession or otherwise) also could have a material adverse effect on the profitability of the Company. Finally, the Company may be forced to curtail its plans for growth due to changes in economic conditions, particularly decreased demand for LTL carrier services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Fuel Availability and Cost."

AVAILABILITY OF EMPLOYEE DRIVERS AND INDEPENDENT CONTRACTORS

         The Company utilizes the services of both employee drivers and independent contractors. Competition for employee drivers and independent contractors is intense in the trucking industry, and the Company occasionally experiences difficulty attracting and retaining enough qualified employee drivers and independent contractors. There can be no assurance that the Company will not be affected by a shortage of qualified employee drivers or independent contractors in the future, which could result in temporary underutilization of revenue equipment, difficulty in meeting shipper demands and increased compensation levels. Prolonged difficulty in attracting or retaining qualified employee drivers or independent contractors could have a materially adverse effect on the Company's operations and limit its growth. See "Business--Drivers, Independent Contractors and other Personnel."

RISKS ASSOCIATED WITH GEOGRAPHIC EXPANSION

         As part of the Company's growth strategy, the Company intends to establish market and operational presence in several metropolitan areas outside its core service region. Unlike more traditional inter-regional expansion models, the Company intends only to solicit tonnage from these markets moving west into its core service region. These anticipated expansions involve establishing terminal facilities that will be operated differently than the service centers currently operated by the Company in its core service region. The Company has no previous experience with operations in these markets and limited experience with this new operating concept, and no assurance can be given that such operations will be successful. There may be unanticipated costs or problems associated with implementing this new operating strategy. While the Company intends to enter into interline partnerships to provide immediate revenue and offset start-up costs associated with such expansions in certain markets, such expansions may have a negative effect on the Company's short-term operating results. In addition, such expansions may require the Company to attract and retain experienced management personnel and require the integration of management information systems and other operating systems. The success of the Company's expansion strategy will depend on the Company's ability to manage effectively an increasing number of new facilities while continuing to manage its existing business. See "Business--Growth Strategy."

CAPITAL REQUIREMENTS

         The trucking industry is very capital intensive. The Company historically has relied upon cash flow from operations and debt to finance new revenue equipment, and it has granted its lenders a lien on a substantial portion of its assets. If in the future the Company were unable to borrow sufficient funds, enter into acceptable operating lease arrangements, or raise additional equity, the resulting capital shortage would impair the Company's ability to acquire additional revenue equipment and adversely affect the Company's growth and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

CLAIMS EXPOSURE AND INSURANCE COSTS

         Trucking companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage and workers' compensation. The Company currently maintains liability insurance for bodily injury and property damage in the amount of $30 million, with a self retention amount of $500,000 per incident and cargo insurance in the amount of $1 million, with a self retention amount of $100,000, per load. The Company also maintains workers' compensation insurance, with a deductible of $250,000 in Nevada, and without a deductible in Washington. The Company is responsible for workers' compensation claims in other states in which the Company operates, up to an aggregate of approximately $1.9 million per year, and the Company maintains insurance for workers' compensation payments in excess of such amount. During 1996 and the first six months of 1997 the Company experienced higher than expected claims for accidents, and the payments and reserves for these claims adversely affected the Company's operating results for such periods. To the extent that the Company experiences a material increase in the frequency or severity of accidents or workers' compensation claims, or unfavorable developments on existing claims, the Company's operating results and financial condition could be materially adversely affected. Significant increases in the Company's claims and insurance costs, to the extent not offset by rate increases, would reduce the Company's profitability. See "Management's Discussion and Analysis--Results of Operations" and "Business--Safety and Insurance."


COMPETITION

         The trucking industry is highly competitive and fragmented. Competition for freight transported by the Company is based primarily on service and efficiency and on freight rates. The Company competes with regional, inter-regional and national LTL carriers of varying sizes and, to a lesser extent with truckload carriers, railroads and overnight delivery companies. Some of the Company's competitors are divisions or subsidiaries of larger trucking companies. Many of the Company's competitors have greater financial resources, more equipment and greater freight capacity than the Company. Certain carriers occasionally experience periods of over capacity during which these carriers reduce prices in order to increase utilization of revenue equipment. See "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL

         The Company's success is highly dependent upon the continued services of the Company's Chairman, Harold R. Tate, and the Company's senior management team, particularly Marshall L. Tate, the Company's President and Chief Executive Officer, and Louis V. Holdener, the President of the Company's operating subsidiary, Motor Cargo. The Company does not have employment agreements with Harold R. Tate or Marshall L. Tate. The loss of one or more of these individuals could have a materially adverse effect upon the Company. The Company's success also depends upon its ability to attract and retain skilled employees. There is significant competition for qualified personnel in the trucking industry. There can be no assurance that the Company will attract and retain qualified management personnel in the future. See "Management."

LABOR RELATIONS

         Approximately 5% of the Company's employees are covered by two separate collective bargaining agreements which expire in 1999 and 2000. The Company believes that it has satisfactory relations with its employees. There can be no assurance, however, that new labor agreements will be reached without a work stoppage or strike or will be reached on terms satisfactory to the Company. A prolonged work stoppage or strike at any of the Company's facilities could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business-- Drivers, Independent Contractors and other Personnel."

SEASONALITY

         The Company experiences some seasonal fluctuations in freight volume. Historically, the Company's shipments decrease during the winter months. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather. The Company's operating revenue and net earnings may vary as a result of seasonal factors, and accordingly, results of operations are subject to fluctuation, and results in any period should not be considered indicative of the results to be expected for any future period. Fluctuations in operating results may also result in fluctuations in the price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

FUEL PRICE FLUCTUATIONS

         Fuel prices tend to fluctuate. Any increase in fuel taxes or in fuel prices, to the extent not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a materially adverse effect on the Company's operating results. Because of the highly competitive nature of the market for LTL services, the Company generally must wait for larger carriers to implement fuel surcharges before the Company can effectively implement fuel surcharges. See "Business--Fuel Availability and Cost."

ENVIRONMENTAL  HAZARDS

         The Company's operations are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal, and handling of hazardous materials and hazardous wastes, discharge of stormwater, and underground fuel storage tanks. The Company transports certain commodities that are or may be deemed hazardous substances. The Company also currently maintains above-ground and underground fuel storage tanks on several of its properties. The Company is not aware of any fuel spills or hazardous substance contamination on its properties that would have a material adverse effect on the Company and the Company believes that its operations are in material compliance with existing environmental laws and regulations. If, however, the Company should be involved in a fuel spill, or a spill or other accident involving hazardous substances, if any such substances were found on the Company's properties, or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage, and fines or other penalties, any one of which could have a materially adverse effect on the Company. See "Risk Factors--Government Regulation" and "Business--Regulation."

GOVERNMENT REGULATION

         Trucking companies are subject to regulation by various federal and state agencies, including the United States Department of Transportation (the "DOT"). These regulatory authorities govern activities such as operational safety, accounting systems, and financial reporting. State regulation of intrastate authority and routes of service was preempted by federal law in 1995. The abolition of the Interstate Commerce Commission effective January 1, 1996, terminated regulation by that agency, including regulation of rates and certain mergers, consolidations, and acquisitions (subject to continued antitrust review by the Department of Justice and the Federal Trade Commission). The use of triple trailers is subject to state regulation and is prohibited by several states within the Company's core service region. Federal legislation prohibiting the use of triple trailers has also been proposed. The Company also is subject to regulations promulgated by the Environmental Protection Agency ("EPA") and similar state agencies. See "Risk Factors--Environmental Hazards" and "Business--Regulation."

VOTING CONTROL OF THE COMPANY

         On all matters with respect to which the Company's shareholders have a right to vote, including the election of directors, each share of Common Stock is entitled to one vote. Upon completion of the Offering, Harold R. Tate will beneficially own approximately 56% of the outstanding shares of Common Stock (approximately 55% if the underwriters' over-allotment option is exercised in full). As long as Mr. Tate controls a majority of the votes entitled to be cast by the Company's Common Stock, he will have the ability to elect the entire Board of Directors of the Company, determine the outcome of all matters involving a shareholder vote, and take certain actions by written consent with proper notice given to the other shareholders. Control by Mr. Tate of a majority of the votes entitled to be cast by the holders of outstanding Common Stock could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. See "Principal and Selling Shareholders" and "Description of Capital Stock."

LIMITATIONS ON TAKEOVERS

         Certain corporate governance and statutory provisions may inhibit changes in control of the Company. Applicable provisions of Utah law restrict the voting rights of certain acquirors and the ability of such persons to engage in unapproved business combinations with the Company. The Company's Articles of Incorporation allow the Board of Directors to issue and establish all relevant provisions of preferred stock without further action by the shareholders. Such preferred stock could be used, for example, in a shareholders' rights plan designed to restrict or delay a change in control of the Company. The Company's Bylaws limit the persons who may call a special meeting of the shareholders. In addition, Harold R. Tate will beneficially own stock entitled to a majority of the voting power of all of the Company's outstanding Common Stock after the offering. These provisions and Mr. Tate's stock ownership could make a takeover more difficult or discourage a person from attempting a takeover, including a takeover that some shareholders may deem to be in their best interests. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of a substantial number of shares of the Common Stock or the availability of such shares for sale in the public market following this Offering may adversely affect prevailing market prices for the Common Stock. Upon completion of this Offering, the Company will have 6,990,000 shares of outstanding Common Stock. All of the 2,230,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration unless acquired by "affiliates" of the Company as defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). In connection with this Offering, the Company and all of its existing shareholders, who will beneficially own approximately 4,760,000 or approximately 68% of the Company's outstanding Common Stock after the Offering, have agreed not to sell or otherwise dispose of any shares, directly or indirectly, for 180 days from the commencement of this Offering without the prior written consent of Morgan Keegan & Company, Inc. After the 180 day period, 4,040,000 of such shares will be eligible for sale, subject to compliance with Rule 144. An additional 700,000 shares will be eligible for sale under Rule 144 beginning in August 1998. An additional 20,000 shares subject to a restricted stock agreement will be eligible for sale in accordance with the terms of such agreement. See "Principal and Selling Shareholders" and "Shares Eligible for Future Sale."

LACK OF DIVIDENDS

         The Company has never declared or paid cash dividends on its capital stock. The Company intends to continue to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's financial condition, capital requirements, earnings, restrictions under loan agreements, and other factors the Board of Directors may deem relevant. See "Dividend Policy."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK, DETERMINATION OF OFFERING PRICE

         Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained or that the stock will trade at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby has been determined by negotiation among the Company, the Selling Shareholders, and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

DILUTION

         The current shareholders of the Company acquired their shares of Common Stock at a cost substantially below the initial public offering price of the Common Stock offered hereby and, accordingly, at an assumed offering price of $13 per share, purchasers of Common Stock in this Offering will incur immediate and substantial dilution in the net tangible book value of their shares of $7.04 per share. See "Dilution."

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such statements may relate, but not be limited, to projections of revenues, income or loss, capital expenditures, construction or expansion of regional facilities, acquisitions, plans for growth and future operations, financing needs or plans or intentions relating to acquisitions by the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such risks include, but are not limited to, the matters discussed in the preceding paragraphs under "Risk Factors." Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

                             HISTORY OF THE COMPANY

         The Company's predecessor, Barton Truck Line ("Barton"), was formed in 1922 in Tooele, Utah to provide freight service in the Tooele community. In 1947, W.C. Tate and Harold R. Tate purchased Barton, which at the time operated two trucks and had annual revenues of approximately $35,000. In 1960, Barton acquired Bonanza Trucking Company ("Bonanza"), a company which operated primarily in Colorado. Barton and Bonanza were merged in 1973 and renamed Motor Cargo. During the 1970's, Motor Cargo received further operating authority from the Interstate Commerce Commission (the "ICC") to expand service throughout Nevada and into the central and southern California markets. In 1978, Motor Cargo purchased R & R Transportation Company and acquired statewide intrastate operating authority in Nevada. Deregulation of the trucking industry after 1980 permitted Motor Cargo to further expand its operations in California, Arizona and other western states. See "Business--Regulation."

         The Company was incorporated in Utah in January 1996 as a holding Company for Motor Cargo. The Company continues to conduct its operations through Motor Cargo, its wholly-owned subsidiary. MC Distribution Services, Inc. ("MCDS"), a wholly-owned subsidiary of Motor Cargo, was formed in 1995 to provide customized logistics, warehousing and distribution management services.

         On August 28, 1997, the Company acquired Ute Trucking and Leasing, LLC, a Utah limited liability company ("Ute"). Ute's assets consist primarily of tractors and trailers utilized by the Company pursuant to contracts between the Company and Ute. The Company issued an aggregate of 700,000 shares of Common Stock to the four members of Ute, Harold R. Tate, Marshall L. Tate, Darrell Tate and Marvin L. Friedland, in exchange for their interests in Ute. As of June 30, 1997, the Ute assets had a net book value of approximately $760,000 ($3,564,000 less $2,804,000 in related debt). The Company accounted for the acquisition of Ute as a reorganization of entities under common control in an accounting method similar to a "pooling of interests" and, accordingly, the financial statements reflect the assets of Ute at their historical bases. Harold R. Tate is the Chairman of the Board and Marshall L. Tate and Marvin L. Friedland are executive officers and directors of the Company. See "Certain Transactions" and Notes to the Company's Consolidated Financial Statements.

         The Company's principal executive offices are located at 845 West Center Street, North Salt Lake, Utah 84054 and its telephone number is (801) 292-1111.


                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 1,150,000 shares of Common Stock offered by it hereby are estimated to be approximately $13,303,500, assuming an initial public offering price of $13 per share, after deducting underwriting discounts and commissions and estimated expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

         The Company will use approximately $7.5 million of the net proceeds to repay certain borrowings incurred to purchase revenue equipment, including approximately $2.3 million in borrowings assumed by the Company in connection with the acquisition of Ute. At June 30, 1997, these obligations had an aggregate principal balance of $11.4 million, bore interest at a weighted average annual rate of 7.9% and provided for maturity dates between 1998 and 2005. See Note F to the Company's Consolidated Financial Statements. The Company will use approximately $3.0 million of the net proceeds to purchase revenue equipment pursuant to commitments that provide for delivery of such revenue equipment by December 31, 1997.

         The balance of the net proceeds will be used for working capital and general corporate purposes, including the purchase of additional revenue equipment, and possible future business acquisitions. The Company currently does not have any commitments or agreements for any business acquisition and is not in active negotiations regarding any such acquisitions. Pending their use by the Company as described above, the Company intends to invest the net proceeds of the Offering in short-term, investment-grade instruments.

                                 DIVIDEND POLICY

         The Company has never declared or paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain all future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements from time to time, restrictions under loan agreements, and such other factors as the Board of Directors deems relevant. The Company's operating subsidiary, Motor Cargo, is a party to a credit agreement which prohibits the payment of cash dividends by Motor Cargo during the term of the credit agreement. Accordingly, because the Company would ordinarily be dependent upon cash dividends from Motor Cargo in order to pay a cash dividend on its Common Stock, the provisions of the credit agreement limit the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                                 CAPITALIZATION

         The following table sets forth (i) the current maturities of long-term obligations and (ii) the capitalization of the Company (a) as of June 30, 1997 and (b) as adjusted to give effect to the sale of the 1,150,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $13 per share) and application of the estimated net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                      JUNE 30, 1997
                                                                                 ------------------------
                                                                                 ACTUAL    AS ADJUSTED(1)
                                                                                 -------   --------------
                                                                                       (IN THOUSANDS)
Current maturities of long-term obligations                                      $ 3,976      $    43
                                                                                 =======      =======

Long-term obligations (less current maturities):                                 $ 7,415      $ 3,848
Stockholders' equity
     Preferred stock, no par value;
        Authorized - 25,000,000 shares
        Issued - none
     Common Stock, no par value; Authorized - 100,000,000 shares Issued and outstanding - 5,820,000 and 6,990,000 shares issued and outstanding
        as adjusted                                                                    1       13,304
     Retained earnings                                                            28,342       28,342
                                                                                 -------      -------
        Total stockholders' equity                                                28,343       41,646
                                                                                 -------      -------
        Total capitalization                                                     $35,758      $45,494
                                                                                 =======      =======

(1) Includes 20,000 shares to be issued upon completion of the Offering pursuant to a restricted stock agreement between the Company and Louis V. Holdener. Excludes 500,000 shares of Common Stock reserved for issuance upon exercise of options which may be granted under the Company's 1997 Stock Option Plan. It is anticipated that options for up to 160,000 shares will be granted under the Company's 1997 Stock Option Plan simultaneously with the completion of this Offering with an exercise price equal to the initial public offering price for the Common Stock. See "Management--1997 Stock Option Plan."

                                    DILUTION

         The net tangible book value of the Company at June 30, 1997, was $28,342,980 or $4.87 per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the net tangible book value (total tangible assets less total liabilities) of the Company by the number of shares of Common Stock outstanding.

         Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the net tangible book value per share of Common Stock immediately after completion of the Offering. Without taking into account any changes in the net tangible book value of the Company, other than to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $13 per share and receipt of the net proceeds therefrom, the adjusted net tangible book value of the Company at June 30, 1997 would have been $41,646,480, or $5.96 per share. This represents an immediate dilution in net tangible book value of $7.04 per share to new investors purchasing shares in the Offering and an immediate increase in net tangible book value of $1.09 per share to existing shareholders. The following table illustrates this per share dilution, calculated as of June 30, 1997:

Assumed public offering price per share...............................              $13.00
   Net tangible book value per share at June 30, 1997 ................   $4.87
   Increase per share attributable to new investors...................     1.09
                                                                         ------
Net tangible book value per share after the Offering..................                5.96
                                                                                     -----
Net tangible book value dilution per share to new investors...........               $7.04
                                                                                     =====

         The following table shows the difference between existing shareholders and the purchasers of shares in this Offering with respect to the number of shares purchased from the Company, the total consideration paid, and the average price per share paid:

                                    SHARES PURCHASED       TOTAL CONSIDERATION (1)
                                -----------------------   -------------------------    AVERAGE PRICE
                                  NUMBER     PERCENT(3)      AMOUNT         PERCENT      PER SHARE
                                ---------    ----------   -----------       -------    -------------
Existing shareholders(2)        5,840,000      83.55%     $     1,000          .01%      $  0.00
New investors                   1,150,000      16.45%     $14,950,000        99.99%      $ 13.00
    Total                       6,990,000     100.0%      $14,951,000        100.0%

(1) The total consideration set forth in the table paid by existing shareholders does not include the value of the Ute assets contributed to the Company by four existing shareholders as of August 1997. See "Certain Transactions."

(2) Includes 20,000 shares to be issued upon completion of the Offering pursuant to a restricted stock agreement between the Company and Louis V. Holdener. Does not include approximately 160,000 shares of Common Stock reserved for issuance upon the exercise of stock options that will be granted on the date of this Prospectus to existing shareholders and other employees under the Company's 1997 Stock Option Plan. See "Management--1997 Stock Option Plan."

(3) The sale of 1,080,000 shares of Common Stock in the Offering by the Selling Shareholders will cause the number of shares held by existing shareholders to be reduced to 4,760,000 shares or approximately 68% of the total number of shares outstanding after the Offering. If the Underwriters' over-allotment option is exercised in full, sales by the Selling Shareholders in the Offering will reduce the number of shares held by current shareholders to 4,462,750 or approximately 64% of the Common Stock outstanding after the Offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands, except per share amounts)

The following selected consolidated statement of earnings and balance sheet data as of and for each of the periods in the five year period ended December 31, 1996 and the six month period ended June 30, 1997 are derived from the financial statements of the Company, which have been audited by Grant Thornton LLP, independent public accountants. The selected consolidated statement of earnings for the six month period ended June 30, 1996 and pro forma data are unaudited, but, in the opinion of management, the unaudited financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. The financial data for the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The results for the six month period ended June 30, 1997 are not necessarily indicative of results that may be expected for the full year.

                                                                                                             Six months ended
                                                                   Year ended December 31,                       June 30,
                                                    ----------------------------------------------------   -------------------
                                                      1992       1993       1994       1995       1996       1996      1997
                                                    --------   --------   --------   --------   --------   --------   --------
                                                                                                          (unaudited)
STATEMENT OF EARNINGS DATA:
    Operating revenues                              $ 63,660   $ 68,726   $ 82,984   $ 80,808   $ 92,310   $ 43,735   $ 49,284
    Operating expenses
        Salaries, wages and benefits                  29,414     31,432     36,055     35,495     39,666     19,336     21,106
        Operating supplies and expenses                8,874      9,899     12,145     12,669     14,947      6,933      7,276
        Purchased transportation                      10,232     11,021     12,238     11,532     14,164      6,619      7,090
        Operating taxes and licenses                   1,828      1,969      3,068      3,178      3,531      1,634      1,821
        Insurance and claims                           1,707      1,963      2,685      1,842      2,785      1,150      2,131
        Depreciation and amortization                  4,145      4,524      4,974      5,930      6,578      3,241      3,430
        Communications and utilities                   1,164      1,277      1,314      1,521      1,784        878        945
        Building rents                                   857        758      1,093      1,274      1,540        772        816
                                                    --------   --------   --------   --------   --------   --------   --------
            Total operating expenses                  58,221     62,843     73,572     73,441     84,995     40,563     44,615
                                                    --------   --------   --------   --------   --------   --------   --------
            Operating income                           5,439      5,883      9,412      7,367      7,315      3,172      4,669
    Other income (expense)
            Interest expense                          (1,400)    (1,408)    (1,392)    (1,500)    (1,430)      (763)      (561)
            Other, net                                    91        (31)       104        107        (32)        45         18
                                                    --------   --------   --------   --------   --------   --------   --------
    Earnings before income taxes                       4,130      4,444      8,124      5,974      5,853      2,454      4,126
    Income taxes                                       1,307      1,475      2,943      2,094      2,118        961      1,533
                                                    --------   --------   --------   --------   --------   --------   --------
    Net earnings                                    $  2,823   $  2,969   $  5,181   $  3,880   $  3,735   $  1,493   $  2,593
                                                    ========   ========   ========   ========   ========   ========   ========
    Earnings per common share                       $   0.49   $   0.51   $   0.89   $   0.67   $   0.64   $   0.26   $   0.45
                                                    ========   ========   ========   ========   ========   ========   ========
    Weighted average shares outstanding                5,820      5,820      5,820      5,820      5,820      5,820      5,820
                                                    ========   ========   ========   ========   ========   ========   ========
    Pro forma (1)
        Pro forma earnings before income taxes      $  4,130   $  4,444   $  8,124   $  5,974   $  6,446   $  2,454   $  4,422
        Pro forma income taxes                         1,549      1,569      3,125      2,303      2,449        948      1,680
                                                    --------   --------   --------   --------   --------   --------   --------
        Pro forma net earnings                      $  2,581   $  2,875   $  4,999   $  3,671   $  3,997   $  1,506   $  2,742
                                                    ========   ========   ========   ========   ========   ========   ========
        Pro forma earnings per common share         $   0.44   $   0.49   $   0.86   $   0.63   $   0.62   $   0.26   $   0.43
                                                    ========   ========   ========   ========   ========   ========   ========
           Weighted average shares outstanding         5,820      5,820      5,820      5,820      6,397      5,820      6,397
                                                    ========   ========   ========   ========   ========   ========   ========

                                                                        December 31,
                                                    ----------------------------------------------------   June 30,
                                                      1992       1993       1994       1995       1996       1997
                                                    --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
    Current assets                                  $ 10,171   $ 13,481   $ 18,741   $ 19,772   $ 22,694   $ 17,498
    Current liabilities                                9,078     10,741     13,414     14,752     15,752     14,117
    Total assets                                      38,072     42,016     49,391     59,046     63,331     55,284
    Long-term obligations, less current maturities    12,920     13,745     14,044     17,724     16,820      7,415
       Total liabilities                              24,470     27,081     30,631     36,323     37,291     26,941
    Stockholders' equity                              13,602     14,935     18,760     22,723     26,040     28,343

(1) The pro forma net earnings and net earnings per common share reflect the issuance of shares necessary to retire $7,500,000 of notes payable and the resulting increase in net earnings in the amount of approximately $368,000 and $184,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. The calculation is based on the weighted average shares outstanding used in the calculation of net earnings per common share, adjusted for the estimated shares at each date that would be issued by the Company (576,923 shares at $13 per share) to retire these obligations. Additionally, effective August 28, 1997, the Company acquired the membership interests of Ute, a Utah limited liability company. A limited liability company passes through to its members essentially all taxable earnings and losses and pays no tax at the company level. Accordingly, for comparative purposes, a pro forma provision for income taxes using an effective income tax rate of 38% has been determined assuming Ute had been taxed as a C corporation for all periods presented and to reflect the reduction of interest expense resulting from the retirement of debt.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

         The Company's results of operations for 1994, 1995, 1996 and the six months ended June 30, 1997 reflect fluctuations within the motor carrier industry and significant changes within the Company's operations. Results of operations for 1994 were positively affected by a Teamster strike which adversely affected certain unionized carriers. As a result of this strike, the Company and other carriers with predominantly nonunion employees experienced unusually large increases in freight volumes. Freight volumes and operating margins returned to more normal levels in 1995 and 1996.

         In the second half of 1995 the Company initiated a significant expansion of its terminal network in order to increase coverage within its core service region. As part of this expansion, the Company opened new service centers in Rialto, California; Oxnard, California; Bakersfield, California; Fresno, California; and Grand Junction, Colorado. Accordingly, although the Company's revenues in 1995 were only slightly lower than the unusually high levels experienced in 1994, earnings were significantly impacted by start-up costs and expenses associated with the Company's terminal network expansion.

         Costs associated with the Company's new service centers continued to affect earnings in 1996 as several of these service centers were in the early stages of operation. Earnings in 1996 were also adversely affected by sluggish demand for LTL carrier services throughout the year, which resulted in severe pricing pressures, and by escalating fuel prices in the latter half of 1996.

         In the first half of 1997 the Company began to experience favorable results associated with its terminal network expansion. Revenues produced by the Company's new service centers during the six months ended June 30, 1997 were more consistent with the revenues of the Company's other service centers than in prior periods. Higher demand for carrier services also contributed to a more stable pricing environment during the first half of 1997. The Company's results of operations for the six months ended June 30, 1997 were also significantly affected by an aggressive account rationalization program initiated by the Company in late 1996 to improve revenue quality. By analyzing each account based upon revenue quality characteristics such as revenue per bill and revenue per hundredweight, the Company was able to identify accounts providing inadequate profit margins. While revenue growth was negatively affected by this account rationalization, the Company's earnings for the six months ended June 30, 1997 were positively affected by the elimination of certain business and tonnage which did not meet the Company's margin requirements.

         The Company's management believes that its expanded terminal network provides the Company with the necessary infrastructure for continued growth within its core service region. With an established terminal network in place to provide high quality service throughout its core service region, the Company intends to focus on improving route, lane and service center densities by increasing the amount of business handled by the Company within its core service region. The Company intends to achieve this growth by increasing the amount of business generated by existing customers within its core service region and acquiring new customers outside its core service region for the purpose of soliciting new business into its core service region. The Company intends to continue its rigorous analysis of costs and profitability associated with each customer, lane and shipment.

RESULTS OF OPERATIONS

         The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:

                                                                                            SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                    -------------------------------        ------------------
                                                     1994         1995         1996         1996         1997
                                                    -----        -----        -----        -----        -----
         Operating revenues                         100.0%       100.0%       100.0%       100.0%       100.0%
         Operating expenses
             Salaries, wages and benefits            43.5         43.9         43.0         44.2         42.8
             Operating supplies and expenses         14.6         15.7         16.2         15.9         14.8
             Purchased transportation                14.8         14.3         15.3         15.1         14.4
             Depreciation and amortization            6.0          7.3          7.1          7.4          6.9
             Insurance and claims                     3.2          2.3          3.0          2.6          4.3
             Operating taxes and licenses             3.7          3.9          3.9          3.7          3.7
             Communications and utilities             1.6          1.9          1.9          2.0          1.9
             Building rents                           1.3          1.6          1.7          1.8          1.7
                                                    -----        -----        -----        -----        -----
                   Total operating expenses          88.7         90.9         92.1         92.7         90.5
                                                    -----        -----        -----        -----        -----
         Operating income                            11.3          9.1          7.9          7.3          9.5
         Other income (expense)
             Interest expense                        (1.7)        (1.8)        (1.6)        (1.7)        (1.1)
             Other, net                               0.1          0.1          0.0          0.0          0.0
                                                    -----        -----        -----        -----        -----
         Earnings before income taxes                 9.7          7.4          6.3          5.6          8.4
         Income taxes                                 3.5          2.6          2.3          2.2          3.1
                                                    -----        -----        -----        -----        -----
         Net earnings                                 6.2%         4.8%         4.0%         3.4%         5.3%

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Operating revenues increased 12.8% for the six months ended June 30, 1997 to $49.3 million from $43.7 million for the comparable period in 1996. The increase was attributable to the Company's efforts beginning in the third quarter of 1996 to improve significantly the yield of its revenue base, the addition of new customers and, to a lesser extent, expansions within the Company's operating region. The number of shipments during the first six months of 1997 increased by 3.8% to 379,211 compared to 365,264 for the same period in 1996. Revenue per hundred weight increased to $11.05 in the first six months of 1997 from $10.78 for the same period in 1996.

         Of the $5.6 million increase in operating revenues for the six month period ended June 30, 1997, $1.4 million was attributable to the Company's warehousing and distribution management company, MCDS. The increase in revenues for MCDS resulted primarily from the addition of a single large distribution management project for a large retail company.

         As a result of the Company's focus on revenue quality, tonnage grew by 8.7% to 220,179 tons for the six months ended June 30, 1997, compared to 202,554 tons for the same period in 1996, while total shipments increased 3.8% to 379,211 for the first half of 1997 compared to 365,264 for the same period in 1996. During this same period, average revenue per bill increased 7.2% to $128.27 compared to $119.62 for the comparable period of 1996. Lower margin yields resulting from a difficult freight market in early 1996 and sluggish demand throughout the year contributed to lower revenues in 1996. Revenues for the first six months of 1997 were adversely affected by the Company's decision to discontinue service to certain customers whose business volumes did not meet minimum margin yield requirements.

         As a percentage of operating revenues, salaries, wages and benefits decreased to 42.8% for the six months ended June 30, 1997 from 44.2% for the comparable period of 1996. While salary and wage rates increased approximately 4% for the six months ended June 30, 1997, salaries and wages decreased as a percentage of revenues due to improved quality of revenue as well as improved utilization of labor. Workers compensation costs increased 0.5% in the first half of 1997 due to a workers compensation credit which almost eliminated workers compensation expense for the same period in 1996. Pension costs decreased 0.6 percent for the first half of 1997 compared to the first half of 1996 due to a better rate of return on invested pension assets.

         Operating supplies and expenses, which includes agent commissions, tires, parts, repairs and fuel, decreased for the six months ended June 30, 1997 to 14.8% of operating revenues compared to 15.9% for the comparable period of 1996. This decrease was due to lower fuel prices and agent commissions, partially offset by increased general, marketing and employee related expense.

         Purchased transportation decreased to 14.4% of operating revenues for the six months ended June 30, 1997 from 15.1% for the comparable period of 1996. This decrease was primarily due to improved linehaul load factors and higher revenue per operating mile.

         Insurance and claims increased to 4.3% of operating revenues for the six months ended June 30, 1997 from 2.6% in the comparable period of 1996. This increase was a result of the Company and its insurance carrier increasing the insurance reserves in 1997 for two accidents which occurred in prior years.

         As a percentage of operating revenues, depreciation and amortization decreased to 6.9% for the six months ended June 30, 1997 compared to 7.4% for the same period of 1996. This decrease was due largely to increased revenue levels and continued improvement in asset utilization of equipment acquired in the second half of 1995 to facilitate the Company's terminal network expansion.

         As a percentage of operating revenues, interest expense decreased to 1.1% for the six months ended June 30, 1997, compared to 1.7% for the same period in 1996. This decrease was due primarily to lower debt levels resulting from strong operating cash flows and continued improvement in cash management techniques. At June 30, 1997, total obligations were $11.4 million compared to $19.6 million at June 30, 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

         Operating revenues increased 14.2% in 1996 to $92.3 million from $80.8 million in 1995 due primarily to a 13% increase in tonnage to 426,109 in 1996 from 377,042 in 1995. This increase in tonnage was primarily attributable to new customers and increased shipments from existing customers within the Company's core operating region. The number of shipments in 1996 increased by 12.6% to 747,024 compared to 663,648 in 1995. During this same period, revenue per bill remained flat at $122.54 for 1996 compared to $122.51 for the same period in 1995. Revenue per hundredweight decreased slightly to $10.74 in 1996 from $10.78 in 1995. In September 1996, the Company implemented a sliding-scale fuel surcharge which resulted in a fourth quarter revenue increase of approximately 1.5%.

         As a percentage of operating revenues, salaries, wages and benefits decreased to 43.0% in 1996 from 43.9% in 1995. This was largely attributable to a workers compensation credit from a previous period which reduced fringe benefit expense by approximately $800,000 and an increased use of purchased transportation.

         Operating supplies and expenses as a percentage of operating revenues increased to 16.2% in 1996 compared to 15.7% in 1995. This increase was largely attributable to increased fuel expense during the year which was only partially offset by a fuel surcharge.

         Purchased transportation increased to 15.3% of operating revenues in 1996 compared to 14.3% in 1995. This increase was attributable to increased use of purchased transportation combined with reduced revenue per operating mile in 1996 as a result of severe price competition and costs associated with the Company's terminal network expansion initiated during the second half of 1995.

         As a percentage of operating revenues, depreciation and amortization decreased to 7.1% in 1996 compared to 7.3% in 1995. This decrease was largely attributable to increased revenue levels and better asset utilization of equipment acquired in 1995 to facilitate the Company's terminal network expansion.

         Insurance and claims increased to 3.0% of operating revenues in 1996 compared to 2.3% for 1995. This increase was caused primarily by two large liability claims.

         As a percentage of operating revenues, interest expense decreased slightly to 1.6% in 1996 compared to 1.8% in 1995. This decrease resulted from lower debt levels and improved cash management techniques. At December 31, 1996, total obligations were $23.7 million compared to $23.9 million at December 31, 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

         Operating revenues declined 2.7% in 1995 to $80.8 million from $83.0 million in 1994. The decline in operating revenues for the period was largely due to an unusual revenue increase in early 1994, which resulted from a Teamster strike that adversely affected certain of the Company's unionized competitors and resulted in unusually high freight volumes for non-unionized carriers, combined with aggressive price discounting by these competitors during 1995 in an effort to regain lost market share. Tonnage also declined 1.9% to 377,042 tons for 1995 compared to 384,416 tons for 1994, while total shipments increased less than 1% to 663,648 in 1995 compared to 658,982 in 1994.

         Purchased transportation decreased to 14.3% of operating revenues in 1995 compared to 14.8% in 1994. This was largely attributable to a reduced use of purchased transportation and an increased use of Company-owned equipment in 1995.

         Operating supplies and expenses increased to 15.7% of operating revenues in 1995 compared to 14.6% in 1994. This increase was largely attributable to costs associated with the Company's terminal network expansion in 1995.

         As a percentage of operating revenues, depreciation and amortization increased to 7.3% in 1995 compared to 6.0% in 1994. This increase is attributable to reduced revenue and more normal ratios after the 1994 strike combined with increased equipment purchases associated with the Company's terminal network expansion during 1995.

         Insurance and claims decreased to 2.3% of operating revenues in 1995 compared to 3.2% in 1994. This decrease is attributable to higher freight claim related expenses in 1994 associated with the teamster strike and the resulting sudden demand increase.

         Communications and utilities increased marginally to 1.9% of operating revenues for 1995 compared to 1.6% for 1994. This increase is attributable to lower operating revenue levels combined with costs associated with expanding the Company's terminal network.

         Building rents increased to 1.6% of operating revenues in 1995, compared to 1.3% in 1994, primarily as a result of the Company's terminal network expansion.

         As a percentage of operating revenues, interest expense increased to 1.8% in 1995 compared to 1.7% in 1994. This increase was due primarily to higher debt levels associated with the acquisition of equipment. At December 31, 1995, total obligations were $23.9 million compared to $19.3 million at December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of liquidity have been funds provided by operations and bank borrowings. Net cash provided by operating activities was approximately $11.0 million, $10.7 million, $10.2 million and $6.8 million in 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. Net cash provided by operating activities is primarily attributable to the Company's income before depreciation and amortization expense.

         Capital expenditures totaled approximately $7.1 million, $15.0 million, $9.7 million and $0.6 million during 1994, 1995 and 1996 and the six months ended June 30, 1997, respectively. The majority of the Company's capital expenditures are financed with long-term debt. The Company's budget for total capital expenditures is approximately $6.5 million for the second half of 1997 and approximately $8.0 million for 1998. These capital expenditures will consist primarily of the acquisition of new revenue equipment.

         Net cash provided by financing activities was $0.4 million and $4.3 million, respectively, in 1994 and 1995 and net cash used in financing activities was $0.6 million and $12.6 million in 1996 and the six months ended June 30, 1997, respectively. At June 30, 1997, total borrowings under long-term obligations totaled $11.4 million.

         The Company is a party to a credit agreement with Sanwa Bank California ("Sanwa Bank"). The credit agreement provides for a $5 million revolving line of credit. Any outstanding amounts under the revolving line of credit accrue interest at a variable rate established from time to time by Sanwa Bank; however, the Company may elect to have an advance accrue interest at a fixed rate quoted by Sanwa Bank subject to certain prepayment restrictions. The credit agreement is collateralized by the Company's cash and cash equivalents, receivables, supplies, inventory, documents, instruments and chattel paper. At June 30, 1997 there were no outstanding balances under the revolving loan agreement. The Company has not drawn on the revolving line of credit since 1989.

         The Sanwa Bank credit agreement also provides for term loans collateralized by equipment. As of June 30, 1997, the amount available for term loans under the credit agreement was $9,703,000. This amount is reduced by 1/20th each quarter until the year 2,001. As of June 30, 1997 the Company had approximately $1,000,000 in term loans outstanding pursuant to the credit agreement.

         At June 30, 1997, the Company had outstanding long-term obligations (including current maturities) consisting of approximately $11.4 million, most of which comprised obligations for the purchase of revenue equipment. See Note F to the Company's Consolidated Financial Statements. The Company believes that the net proceeds from this Offering, funds generated from operations and available borrowings under its current or future credit facilities will be sufficient to fund the Company's activities at least through 1998. See "Use of Proceeds."

INFLATION

         Inflation has had a minimal effect upon the Company's profitability in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. Although the Company historically has been able to pass through most increases in fuel prices and taxes to customers in the form of fuel surcharges or higher rates, the Company generally must wait for larger carriers to implement fuel surcharges before the Company can effectively implement fuel surcharges. See "Business-Fuel Availability and Cost." The Company expects that inflation will affect its costs no more than it affects those of other regional LTL carriers.

SEASONALITY

         The Company experiences some seasonal fluctuations in freight volume. Historically, the Company's shipments decrease during the winter months. In addition, the Company's operating expenses historically have been higher in the winter months due to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather.

                                INDUSTRY OVERVIEW

         The Company is a less-than-truckload ("LTL") carrier which provides transportation and logistics services to shippers primarily within the western region of the United States. LTL shipments are defined as shipments weighing less than 10,000 pounds. Generally, LTL carriers transport freight from multiple shippers to multiple consignees on a scheduled basis. Unlike truckload carriers, LTL carriers typically do not transport full trailer loads directly from origin to destination. LTL operations require the handling of shipments in several coordinated stages.

         Typically, LTL carriers transport freight along scheduled routes from multiple shippers to multiple consignees utilizing a network of terminals, together with fleets of linehaul and pickup and delivery tractors and trailers. Freight is picked up from customers by local drivers and consolidated for shipment. The freight is then loaded into inter-city trailers and transported to other terminals by linehaul drivers. Large LTL carriers have traditionally employed a series of hub and spoke terminals. This method improves truck utilization but requires both multiple cargo rehandlings, which are expensive, and a fixed network of pickup, breakbulk and destination terminals, which is capital intensive and requires a large staff of freight handlers. At each breakbulk terminal, freight is unloaded and reloaded with other freight destined for locations in the same general direction of another breakbulk terminal, where the truck is sent for further unloading and loading, until the freight arrives at a destination terminal located nearest the region of the consignee. At the destination terminal, freight is then loaded onto a local truck for final delivery. The Company emphasizes direct loading between the originating and destination service centers in order to avoid the costly and time-consuming use of breakbulk terminals.

         LTL companies are generally categorized as regional, inter-regional or national carriers, based upon length of haul and service territory. Carriers with average lengths of haul less than 500 miles are referred to as regional carriers and generally provide either overnight or second day service. Regional LTL carriers usually are able to load freight for direct transport to a destination terminal, thereby avoiding the costly and time-consuming use of breakbulk terminals (where freight is rehandled and reloaded to its ultimate destination). Carriers with average lengths of haul between 500 and 1,000 miles are generally referred to as inter-regional carriers. National carriers, with average lengths of haul greater than 1,000 miles, generally operate coast-to-coast relying on networks of breakbulk and satellite terminals. Due to the geographical size of the western United States, the Company has a longer average length of haul than most other regional carriers. For the year ended December 31, 1996, the Company had an average length of haul of approximately 600 miles.

         The national LTL segment is dominated by the so-called "Big Four" carriers -- Yellow Corporation ($3.07 billion in 1996 revenues), Consolidated Freightways ($2.15 billion in 1996 revenues), Roadway Express ($2.37 billion in 1996 revenues), and Arkansas Best Corporation ($1.66 billion in 1996 revenues). Each of these carriers has a largely-unionized work force and an extensive hub and spoke network of terminals and breakbulk facilities, resulting in a relatively high cost structure. The regional LTL industry segment includes carriers that focus on a particular region as well as regional subsidiaries of large multi-regional holding companies. In the western United States, the Company's core service region, there are numerous LTL carriers that focus on the region or a portion of the region. Several of these carriers are subsidiaries of larger companies, such as Reddaway and Bestway (subsidiaries of US Freightways), Con-Way Western Express (a subsidiary of CNF Transportation) and Viking Freight Systems (a subsidiary of Caliber Systems).

         In general, the more freight volume an LTL carrier has within a given geographical area, the lower its incremental operating costs. This is particularly true with respect to its pickup and delivery operations where increased freight volumes generally result in less distance between stops and more shipments per stop ("route density"). As route density increases, an LTL carrier is able to make more deliveries on shorter routes, thereby increasing the number of shipments that can be delivered within a defined period and lowering overall labor costs for each shipment. Similarly, the more business a carrier experiences in a given traffic lane from one service center to another ("lane density") the lower its incremental costs. As lane density increases, a carrier experiences improved load factors resulting in increased revenue per mile, reduced empty miles and reduced costs associated with intermediate shipment handling and reconsolidation. A carrier's incremental costs are also improved as the amount of freight handled at a given service center location ("service center density") increases. As service center density improves, a carrier experiences higher revenues, while maintaining the same fixed cost structure, thereby improving asset utilization.

                                    BUSINESS

GENERAL

         The Company is a less-than-truckload ("LTL") carrier which provides transportation and logistics services to shippers primarily within the western region of the United States. The Company transports general commodities, including consumer goods, packaged foodstuffs, electronics, computer equipment, apparel, hardware, industrial goods and auto parts for major shippers such as Starbucks Coffee Company, 3M Corporation, Steelcase, Pepperidge Farm, Sony Music, Eli Lilly, General Motors and Square D Corp. The Company offers a broad range of services, including expedited scheduling and full temperature-controlled service. Through MCDS, a wholly-owned subsidiary of the Company formed in 1995, the Company also provides customized logistics, warehousing and distribution management services.

         The Company utilizes 22 strategically located service centers (also referred to as "terminals") to serve major markets within the Company's core service region. In addition, the Company provides service to smaller markets within its core service region pursuant to agreements with 20 independent agents, most of which act as exclusive agents for the Company. This combination of Company-operated service centers and independent agents allows the Company to provide efficient, high quality service to customers in a large geographical area. Approximately 58% of the Company's shipments are currently delivered overnight and over 90% of all shipments are delivered within two days.

CORE SERVICE REGION

         The Company's core service region is the western United States, including Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, western Texas, Utah and Washington.

         The western United States has experienced rapid growth in recent years. Based upon United States Bureau of Labor statistics, Nevada, Utah and Idaho experienced the largest percentage increases in nonagricultural job growth in the United States from 1990 to 1995. More recent data confirm that the western United States continues to experience above-average nonagricultural job growth. From June 1996 to June 1997, Nevada again led the nation in nonagricultural job growth, followed by Arizona, Utah, Washington and Oregon. California, which experienced an economic downturn in the early 1990s, had the eighth highest percentage increase in nonagricultural job growth during this same twelve-month period. The relatively favorable economic conditions have led to a significant population increase in several western states. From 1990 to 1995, the six fastest growing states (in terms of percentage increase in population) were Nevada, Idaho, Arizona, Colorado, Utah and New Mexico. The United States Census Bureau estimates that the total population of Arizona, California, Colorado, Idaho, New Mexico, Oregon, Utah and Washington will increase approximately 12% from 1997 to 2005.

         Although the Company's core service region includes the concentrated population centers along the California coast, the remainder of the region is characterized by population centers that are separated by longer distances relative to other regions within the United States. As a result, the Company's service centers are farther apart and the Company has a longer average length of haul than most LTL carriers in other regions. Accordingly, linehaul costs represent a higher percentage of overall operating costs for the Company than for other regional carriers in other regions of the United States. In general, the higher costs associated with LTL operations in the western United States are passed on to customers, resulting in a higher revenue per shipment relative to other regions.

GROWTH STRATEGY

         The Company seeks to achieve sustainable long-term growth by increasing the amount of business generated by existing customers, acquiring new customers within its core service region and acquiring new customers outside its service region for the purpose of soliciting new business into its core service region. The Company believes that by increasing the amount of business handled by the Company within its core service region it will be able to achieve long-term growth while improving the efficiency of its operations. The key elements of the Company's growth strategy are:

o Increase Market Share Within Core Service Region. The Company believes that its core western regional market has the potential for significant profitable revenue growth. In addition, the Company believes it is in a position to increase its market share within its core service region. In the second half of 1995 the Company initiated a significant expansion of its terminal network in order to increase coverage within its core service region. The Company is now focused on improving route, lane and service center densities within its core service region through aggressive sales and marketing efforts and expanded service offerings. The Company expanded its sales force significantly during 1996 and intends to further expand its sales force in 1998 and 1999. The Company anticipates that it will continue to increase the capacity of its terminal network by adding capacity to existing service centers and establishing new service centers incrementally as needed, with particular emphasis in the Pacific northwest.

o Expand into Additional Major Markets. The Company's strategic growth plan calls for establishing market and operational presence in several major business economic areas ("BEAs") within the midwest and southeast regions of the United States during the next three years. Unlike more traditional inter-regional expansion models, the Company intends only to solicit tonnage from these markets moving west into its core service region. The Company intends to utilize third-party truckload carriers to transport freight from these markets to its core service region. The Company anticipates that this strategy of selling into the region will improve lane, route and service center densities in its core service region without requiring the Company to incur the costs associated with building an inter-regional terminal network. The Company intends to enter into interline partnerships to provide immediate revenue and offset start-up costs associated with certain BEA expansions. The Company has identified Dallas as its first BEA expansion and has targeted the fourth quarter of 1997 for start-up. Additional BEAs under consideration for 1998 and 1999 include major distribution centers such as Atlanta, Chicago, Cleveland, Houston, Indianapolis, Memphis, Minneapolis and St. Louis.

o Expand the Market Presence of MCDS. The Company believes that many companies are increasingly focused on outsourcing certain non-core functions and are engaging third-party logistics companies to provide distribution management services. Through its subsidiary, MCDS, the Company provides customized logistics, warehousing and distribution management services. MCDS targets customers with distribution requirements that are time-sensitive and require a significant amount of transportation. MCDS currently provides "just-in-time" delivery services for two major specialty retailers. Although MCDS has the ability to provide services for large projects, MCDS targets smaller and mid-sized projects which do not meet the minimum revenue requirements of many of its larger competitors. The Company is in the process of recruiting two account executives to provide full-time sales and marketing support to MCDS. By focusing on capabilities which are complementary to the Company's services, and leveraging the Company's existing customer base, the Company believes that MCDS provides a significant opportunity for future revenue and earnings growth.

o Emphasize Low-cost Operations. By focusing on the western region, the Company believes it will be able to improve lane, route and service center densities, allowing the Company to better leverage the fixed costs of its terminal network. In addition, the Company believes that its largely nonunion work force gives it a competitive advantage over larger unionized carriers that operate within the Company's core service region. The Company also believes it is among the leading carriers in the country in adopting technology-based solutions for analyzing the profitability of shipments and reducing costs. As a result, the Company recently eliminated certain business and tonnage that did not meet the Company's margin requirements. Management believes that this account rationalization process was responsible for improved profit margins during the first six months of 1997. The Company intends to continually analyze the profitability of each customer, lane and service center.

OPERATIONS

         The Company picks up freight with pickup and delivery trucks during the day and transports the freight to Company service centers by early evening. Pick-ups and deliveries are typically made within a 70 mile radius of each service center. Upon arrival at a service center, freight is unloaded, logged onto the Company's computerized tracing system, and reloaded onto trailers destined for the Company's other service centers. Trucks depart later in the evening for their destination service centers. In order to ensure prompt service, the Company enforces established time schedules for linehaul service between service centers and utilizes an advanced computer system to track and coordinate deliveries. Through the Company's wide-area computer network, all vital information relating to shipments is available to each service center on a real-time basis. Before the cargo arrives at its destination service center, a manifest showing the contents of each trailer and the sequence in which it is loaded, along with the delivery bills, is generated by the Company's computerized tracing system and is available to the destination service center manager via the Company's computer network. Upon arrival at the destination service center, the freight is unloaded, sorted and delivered to its final destination by local delivery trucks.

         Instead of utilizing a "hub and spoke" system, which is typically used by large, national LTL carriers, the Company emphasizes direct loading of freight between service centers with no intermediate handling on most shipments. Hub and spoke systems generally require shipments to be loaded and unloaded several times at a number of service centers and breakbulk facilities prior to delivery. Direct loading allows shipments to be transported directly from the originating service center to the destination service center without intermediate handling. Direct loading reduces the Company's costs because it requires less loading and unloading of freight and requires fewer terminals and breakbulk facilities.

         The Company uses a single service center, rather than multiple satellite terminals, in each of the major cities it serves. Single service centers reduce rehandling of freight, shorten delivery times and thereby reduce the risk of freight damage or loss.

         In addition to the Company's 22 service centers, the Company also utilizes 20 independent agents in smaller markets in which the Company does not operate service centers. These agents are independent businesses which operate within a specific area as the Company's pick-up and delivery agent. Shipments are coordinated through these agents in the same manner as the Company's service centers. Agents are compensated based upon a percentage of freight bill revenue and are required to maintain standards established by the Company. The Company believes that its utilization of agents in smaller markets helps the Company maintain a lower fixed cost structure and emphasize variable costs while improving the level of local market presence and allowing the Company to provide its customer base with broader geographical coverage. The following table lists the location of each of the Company's service centers and agents:

               SERVICE CENTERS                         AGENTS
               ---------------                        -------
         Albuquerque, New Mexico                  Battle Mountain, Nevada
         Bakersfield, California                  Beatty, Nevada
         Colorado Springs, Colorado               Bishop, California
         Denver, Colorado                         Boise, Idaho
         El Paso, Texas                           Cedar City, Utah
         Fresno, California                       Elko, Nevada
         Grand Junction, Colorado                 Ely, Nevada
         Kent, Washington                         Eugene, Oregon
         Las Vegas, Nevada                        Flagstaff, Arizona
         Medford, Oregon                          Hawthorne, Nevada
         Newark, California                       Hermiston, Oregon
         North Salt Lake, Utah                    Kingman, Arizona
         Oxnard, California                       Las Vegas, New Mexico
         Phoenix, Arizona                         Lovelock, Nevada
         Pico Rivera, California                  Redding, California
         Portland, Oregon                         Ridgecrest, California
         Reno, Nevada                             Tonopah, Nevada
         Rialto, California                       Wells, Nevada
         Sacramento, California                   Wendover, Utah
         San Diego, California                    Winnemucca, Nevada
         Spokane, Washington
         Tucson, Arizona

         Approximately 58% of the Company's shipments are currently delivered overnight. The Company uses two-man "sleeper" teams to transport the remaining second and third day deliveries to outlying service centers and agents. Over 90% of the Company shipments are delivered within two days. When necessary, the Company contracts with third parties for transportation services ("purchased linehaul transportation") to supplement peak demand periods and address lane imbalances. The Company obtains purchased linehaul transportation from several sources, including truckload carriers and independent contractors. By utilizing purchased linehaul transportation, the Company is able to reduce "empty miles" and improve load factors.

          The Company selectively solicits business from customers to reduce operational inefficiencies by improving the mix of shipment and lane density, shipment size and lane flow. The Company currently handles an average of approximately 3,000 shipments per day with an average weight per shipment of approximately 1,160 lbs. and an average revenue per bill of approximately $128. The Company's revenue per hundredweight was $10.74 for the year ended December 31, 1996.

         The Company's rates for LTL shipments are typically based on weight and volume characteristics and the distance traveled. The Company periodically publishes base rates that are generally applicable to customer shipments. The Company typically offers special rates to customers based on tonnage levels and other factors. In certain instances, the Company competes with other carriers for business by participating in competitive bidding. Customers generally solicit bids for relatively large shipment and tonnage volumes over a one or two year period. These customers often enter into contractual relationships with a limited number of carriers based upon price and service.

         In early 1997, the Company reorganized its reporting and incentive based compensation structure, creating direct responsibility for overall service center profitability. The revised structure has allowed the Company to establish financial accountability at its most basic operating level.

SPECIALIZED SERVICES

         The Company offers a broad range of services, including service capabilities beyond the scope of most LTL carriers. These services include Priority+Plus, an expedited time-definite service; Protective+Plus, a full temperature-controlled service for LTL shipments within the Company's core service region; and Canadian+Plus, full points coverage into all major Canadian markets through an exclusive regional marketing partnership with one of Canada's leading LTL carriers. In November 1997, the Company expects to begin providing less-than-container load service to Hawaii. The Company plans to consolidate shipments, load containers and tender them to a major transoceanic carrier for transport to Hawaii. The shipments will then be delivered by a local carrier in Hawaii pursuant to an agreement between the carrier and the Company. The Company will continue to evaluate additional niche service offerings which complement existing operating systems.

         In addition to the service offerings described above, the Company offers customized services tailored to the ongoing needs of a particular customer. These customized services often involve a high level of coordination between the Company and the customer and may include time definite delivery, highly specialized reporting requirements and electronic data interchange, full time on-site loading by Company employees, return goods consolidation and management, and specialized handling and equipment requirements.

         Through a program referred to as "Motor Cargo USA," the Company also provides customers with service to points outside its core service region. The Company recently entered into a strategic interline partnership with a large southeastern regional carrier. The companies will use Dallas, Texas as their interchange point. This service will allow the Company to provide service to additional points throughout the southeastern United States to its present customer base. The Company expects to increase the number of interline partnerships over the next twelve months. Interchange points will be selected which assist the Company in offsetting startup costs associated with BEA expansions. See "Business--Growth Strategy."

         In 1995, the Company began providing customized logistics, warehousing and distribution management services through its subsidiary MCDS. MCDS currently provides "just-in-time" delivery services for two major specialty retailers. These two customers currently account for more than 90% of the operating revenues of MCDS;

however, the Company believes that MCDS provides a significant opportunity for future revenue and earnings growth. See "Business--Growth Strategy."

CUSTOMERS AND MARKETING

         The Company has approximately 3,000 regular customers with an average monthly revenue billing of $1,000 or more. The Company's customers are not concentrated in any one area or industry and no one customer accounts for over 5% of total revenues. The Company believes that the diversity of its customers helps reduce the effects of cyclicality or other conditions in any one industry. No major industry classification accounts for more than 10% of the Company's revenues. Some of the companies with which the Company has established core carrier relationships include Starbucks Coffee Company, 3M Corporation, Steelcase, Pepperidge Farm, Sony Music, Eli Lilly, General Motors and Square D Corp.

         The Company's revenues from its current top ten customers increased 56% to $7,412,000 for the six months ended June 30, 1997 compared to $4,750,000 from the same ten customers for the same period in 1995. The Company intends to continue developing business with existing customers and to capitalize on its reputation for service.

         The Company has positioned itself in the high service end of the regional LTL market. The Company targets prospective customers that require high levels of customized service and are not inclined to select a carrier solely on the basis of price. The Company emphasizes its ability to provide specialized or customized services to shippers, including (i) highly flexible scheduling, (ii) consistent and expedited transit commitments, (iii) strong management information systems and electronic data interchange capabilities, (iv) commitment to customer service and responsiveness and (v) a willingness to provide transportation programs outside the scope of the traditional LTL industry. The Company believes that this strategy of differentiation based upon high quality service has helped to reduce the effects on the Company of pricing pressures within the industry. According to survey results published by Distribution Magazine in August 1997, Motor Cargo ranked highest among western regional carriers in three out of five core service categories, including overall value, customer service and administration.

         The Company has written contracts with most of its large customers. These contracts specify rate levels and eliminate the need to negotiate rates for individual shipments. The Company's contracts typically do not provide for guaranteed volumes. Although the Company's contracts typically run for a specified term of one year, they generally may be terminated by either party upon 30 days' notice. The Company has pricing agreements with substantially all of its customers which are not covered by contracts. These pricing agreements specify rate levels but do not require minimum tonnage commitments on the part of the customer. Pricing agreements may generally be terminated by either party upon five days' notice.

         The Company's senior management is actively involved in the Company's sales and marketing activities. In order to attract new customers, the Company relies on its ability to provide quality service and on selective targeting of potential accounts. At June 30, 1997, the Company had a marketing staff of 50 account executives located throughout its core service region. The account executives are managed by four regional directors of sales. The account executives are responsible for developing new business and maintaining relations with existing customers. The Company also employs three corporate account managers in its corporate account office in Chicago. These corporate account managers solicit business from corporate level decision-makers who are responsible for freight shipments to locations within the Company's service region. The Company offers bonuses to account executives of up to 15% of their salary based primarily upon (i) the total revenue generated within an account executive's territory, (ii) the amount of new business secured by the account executive and (iii) market penetration (as defined by total customers within the account executive's territory meeting minimum revenue criteria). The Company believes these bonuses provide a strong incentive for its account executives and contribute to the Company's successful marketing efforts. Approximately 50% of the Company's account executives received a bonus during 1996.

         Approximately one-half of the Company's account executives are recruited from within the transportation industry and have proven track records prior to joining the Company. The remaining account executives are college graduates recruited from universities or account executives recruited from positions outside the transportation industry. Upon joining the Company, all account executives participate in a 15 month training program, regardless of their experience. The Company promotes continuous performance improvement by its account executives through continuing education and mentoring programs.

         The Company has designed and implemented a sales force automation system which provides for improved contact and opportunity management, improved sales forecasting and simplified reporting. The Company maintains comprehensive customer base profiles of more than 20,000 existing and prospective customers. Using this database, key strategic and account development information is updated daily by the Company's sales force using automated processes. The Company utilizes this resource to track emerging opportunities and direct highly targeted and precisely timed marketing messages to existing and prospective customers.

TECHNOLOGY

         The Company believes it is among the industry leaders in utilizing technology to increase productivity and efficiency in its operations. The Company pursues technology-based solutions within the context of stringent return on investment criteria. The Company has received significant benefits in the areas of computer-aided dispatch and routing, document imaging and retrieval, sales management, productivity analysis and maintenance and parts management. The Company's technological applications include:

         Automated Shipment Costing. The Company has implemented an automated activity-based costing capability. The Company's system provides actual profitability analysis on each shipment handled, utilizing real-time data as opposed to industry or system averages. The data is then formatted to analyze profitability by customer, lane and service center. This data is then used to verify the intrinsic profitability of each account and to isolate areas within the Company's cost structure which require improvement.

         Computer-Aided Dispatch and Routing. The Company has developed a computer based dispatch and routing capability which the Company is using at several service centers and will soon be available at all Company service centers. Historically, the dispatching and routing of pick-up and delivery vehicles has been a manual process. By automating this process and providing computer-assisted decision support, the Company believes that fleet utilization can be maximized with a higher degree of labor efficiency. This capability will also serve as the foundation for future applications in the areas of on-board computer communications, advanced linehaul planning and optimization, and platform productivity optimization.

         Linehaul Modeling. The Company recently retained The Sabre Group, a large systems management organization, to develop and implement a linehaul modeling system. The linehaul modeling system, which is in the early stages of implementation, will allow the Company to model its present linehaul route structure and test various hypothetical configuration changes from a cost and service standpoint. The Company believes that the linehaul modeling system will significantly increase the Company's ability to improve the efficiency of its linehaul operations.

         Document Imaging. The Company uses an optical imaging system to scan bills of lading and delivery receipts from remote operating locations. These images are stored electronically at the Company's central office and may be accessed through the Company's computer network. Electronic storage of these images reduces the amount of clerical and management time required for entering and retrieving information, particularly in the areas of customer service and accounts receivable management. The Company is in the process of upgrading its document imaging system to allow broader application in areas such as freight claims management, safety and compliance, human resources and accounts payable.

         Fleet Maintenance and Parts Management. The Company uses a fully integrated computer-based application to manage all aspects of its fleet maintenance and parts management. This system tracks full maintenance scheduling and history for each vehicle. In addition, this system provides for parts inventory management and fuel tracking and utilization management.

         Electronic Data Interchange/Internet. The Company's electronic data interchange ("EDI") capability allows customers to communicate directly with the Company's information systems via computer links in order to tender bills of lading, receive shipment status and receive billing information. In most cases, standard industry data formats are used for transmission; however, the Company has also developed proprietary capabilities for several key customers. Many of the Company's customers require EDI services from their core carriers, and the Company believes that the number of customers requiring EDI service will continue to increase.

         The Company has also developed Internet based applications primarily for internal applications. One such application allows the Company's sales and management personnel to access the Company's main database via the Internet instead of more costly dial-up connections. The Company is in the early stages of supplementing the information available to customers on the Company's Internet web site. The Company intends to provide interactive shipment tracking capabilities, document retrieval and customer support functions through its Internet web site.

DRIVERS, INDEPENDENT CONTRACTORS AND OTHER PERSONNEL

         At June 30, 1997, the Company employed 1,397 persons in the following categories:

                       CATEGORY                                 NO. OF EMPLOYEES
                       --------                                 ----------------
            Full time drivers                                         408
            Part time drivers and dock workers                        516
            Salaried and clerical                                     323
            Warehousemen                                               18
            Mechanics                                                  75
            Sales and sales management                                 57

         At June 30, 1997, the Company employed 77 linehaul drivers and 442 pick-up and delivery drivers. The Company selects its drivers based upon experience and driving records. Pursuant to DOT regulations, drivers are required to pass drug tests prior to employment and periodically thereafter. The trucking industry experiences driver shortages from time to time; however, the Company has maintained an adequate and qualified driver force. The Company's linehaul schedules allow drivers to return home regularly, which contributes to a low driver turnover rate. The Company's driver turnover rate was 13% in 1996. The Company compensates linehaul drivers on a per mile basis. Pick-up and delivery drivers are compensated on an hourly basis.

         In addition to its employee drivers, the Company utilized approximately 71 linehaul drivers, as of June 30, 1997, pursuant to an agreement with FHF Transportation, Inc. ("FHF"). These drivers operate tractors owned by the Company but are not employees of the Company. The Company makes payments to FHF based upon mileage.

         The Company supplements its linehaul fleet with the use of approximately 30 independent contractors. Because independent contractors provide their own tractor, independent contractors provide the Company with an alternative method of obtaining additional revenue equipment with reduced capital investment. This approach reduces costs and maximizes flexibility by quickly providing additional linehaul capacity during peak periods of demand. Further, because independent contractors are compensated at a contracted rate per mile, the use of independent contractors helps the Company reduce fixed overhead and improve asset utilization. Independent contractors also allow the Company to better adjust to seasonal fluctuations in shipping volumes.

         Approximately 5% of the Company's employees are covered by two separate collective bargaining agreements relating to employees at the Company's North Salt Lake, Utah and Reno, Nevada service centers. Although the employees covered by these contracts are members of the International Brotherhood of Teamsters, the contracts are not tied to the Teamsters National Master Contract. The Company's agreement with Reno employees expires on November 30, 2000, and the Company's agreement with North Salt Lake employees expires on November 30, 1999. Both agreements provide for automatic renewal from year to year after expiration, subject to the right of either party to cancel or terminate the agreement upon at least 60 days' notice prior to the date of expiration.

         Employees at the Company's Phoenix, Arizona service center were covered by a collective bargaining agreement which expired in 1994. The agreement has not been renewed. A small number of employees at the

Company's Newark, California service center are presently on strike attempting to negotiate a "close shop" contract. The strike began in March 1995, replacement workers were hired promptly and business at the Newark service center has continued uninterrupted.

SAFETY AND INSURANCE

         The Company emphasizes safety in all aspects of its operations. The Company employs a Director of Safety and Compliance who has over 24 years of safety-related experience with the Company. Each of the Company's terminals conducts its own safety program and all tractors are inspected daily by Company personnel. The Company has also established guidelines for hauling hazardous materials. The Company earned the highest DOT safety and fitness rating of "satisfactory" during its last audit.

         The Company currently maintains liability insurance for bodily injury and property damage in the amount of $30 million, with a self retention amount of $500,000 per incident, and cargo insurance in the amount of $1 million, with a self retention amount of $100,000, per load. The Company is self-insured with respect to physical damage to its properties. The Company also maintains workers' compensation insurance, with a deductible of $250,000 in Nevada, and without a deductible in Washington. The Company is responsible for workers' compensation claims in other states in which the Company operates up to an aggregate of approximately $1.9 million per year, and the Company maintains insurance for workers' compensation payments in excess of such amount.

PROPERTIES

         The Company owns its executive offices, located in North Salt Lake, Utah, consisting of a two-story building of approximately 21,377 square feet. Of the 22 service centers used by the Company as of June 30, 1997, nine were owned, 12 were leased and one was partially owned and partially leased by the Company. These facilities range in size according to the markets served. The Company has not experienced and does not anticipate difficulties in renewing existing leases on favorable terms or obtaining new facilities as and when required. The following table sets forth the location of each service center owned or leased by the Company.

                                    # OF        OWNED OR
             LOCATION               DOORS        LEASED      LEASE EXPIRATION
             --------               -----       --------     ----------------
         Pico Rivera, CA             102         Leased      December 1998
         Rialto, CA                   78         Owned
         North Salt Lake, UT          77         Owned
         Denver, CO
           Building 1                 43         Leased      November 1998
           Building 2                 36         Owned
         Newark, CA                   35         Owned
         Portland, OR                 34         Owned
         Reno, NV                     32         Leased      December 1999
         Sacramento, CA               30         Owned
         Kent, WA                     30         Owned
         Phoenix, AZ                  24         Owned
         El Paso, TX                  20         Owned
         Las Vegas, NV                20         Owned
         San Diego, CA                20         Leased      May 2001
         Fresno, CA                   20         Leased      October 1998
         Albuquerque, NM              12         Leased      October 1998
         Oxnard, CA                    9         Leased      Month-to-month
         Bakersfield, CA               9         Leased      October 2000
         Tucson, AZ                    8         Leased      August 2000
         Medford, OR                   8         Leased      July 2001
         Spokane, WA                   8         Leased      Month-to-month
         Colorado Springs, CO          7         Leased      August 1998
         Grand Junction, CO            3         Leased      May 1998

         In addition to the service center facilities leased by the Company as described above, the Company also leases a sales office in Chicago pursuant to a lease which expires in April 1998. The Company's subsidiary MCDS leases an aggregate of 161,286 square feet of warehouse space in southern California pursuant to two leases which expire in January 2001 and February 2001.

REVENUE EQUIPMENT

         At June 30,1997, the Company operated a fleet of 540 tractors and trucks and 2,251 trailers. The Company uses new linehaul tractors in linehaul operations for approximately five years. After five years of use, the Company trades-in used linehaul tractors and purchases new linehaul tractors. The table below reflects, as of June 30, 1997, the type of equipment, the number of units and the average age of the Company's revenue equipment:

                                                        NUMBER OF     AVERAGE
    TYPE OF EQUIPMENT (CATEGORIZED BY PRIMARY USE)        UNITS         AGE
    ----------------------------------------------      ---------     -------
    Linehaul tractors                                       167      3.8 years
    Pick-up and delivery tractors                           282      3.2 years
    Pick-up and delivery trucks                              91      3.9 years
    Trailers                                              2,251      6.2 years

         The Company lowers its cost structure and reduces cargo claims expenses by using twin 28 foot trailers in its linehaul operations whenever possible. To the extent permitted by state regulations, the Company also utilizes triple trailers in its linehaul operations. The use of twin and triple trailers permits more freight to be hauled behind a tractor than could be hauled if the Company used one larger trailer.

         The Company maintains its revenue equipment through the use of its own maintenance facilities as well as outside vendors. The Company's service centers in Pico Rivera, Las Vegas, Reno, Denver, Portland and North Salt Lake each have maintenance facilities. In addition to scheduled maintenance on its equipment, the Company also performs occasional equipment modifications which are designed to improve operating performance and reduce operating costs of equipment. All data regarding equipment costs, depreciation, mileage and maintenance are recorded on the Company's computer system, allowing management to access equipment records quickly and plan scheduled maintenance efficiently.

         The Company purchases all of its parts through nationally-recognized vendors. To enable management to better control inventory and costs, all orders are placed through the Company's central purchasing unit at the Company's headquarters. The Company is seeking to standardize its line parts by concentrating its new truck purchases with two tractor manufacturers, International and Freightliner.

FUEL AVAILABILITY AND COST

         Fuel comprises 2% to 3% of the Company's total operating expenses. Generally, in order to obtain lower fuel costs and greater flexibility in fueling its fleet, the Company purchases its own fuel in bulk and requires its drivers to fuel at Company terminals. The Company emphasizes fuel economy through the use of modern, fuel-efficient equipment, driver and mechanic training programs and aerodynamic improvements. Although fuel constitutes a much lower percentage of costs to the Company than it would to a full truckload carrier, increases in fuel prices or fuel taxes, shortages of fuel or rationing of petroleum products could have a material adverse effect on the operations and profitability of the Company.

         Generally, in times of sharp fuel price increases, the Company implements fuel surcharges. The Company presently has a sliding scale fuel surcharge which is based on a fuel price index for the west coast. Because of the highly competitive nature of the market for LTL services, the Company generally must wait for larger carriers to implement fuel surcharges before the Company can effectively implement fuel surcharges.

COMPETITION

         The transportation industry is highly competitive on the basis of both price and service. The Company competes with regional, inter-regional and national LTL carriers and, to a lesser extent, with truckload carriers, railroads and overnight delivery companies. Several large regional LTL carriers operate within the Company's core service region, including Consolidated Freightways, Yellow Corporation, Roadway Express and Arkansas Best Corporation. Some of the Company's competitors are divisions or subsidiaries of larger trucking companies. Many of the Company's competitors have greater financial resources, more equipment and greater freight capacity than the Company. Certain carriers occasionally experience periods of over capacity during which these carriers reduce prices in order to increase utilization of revenue equipment. The Company believes that it is able to compete effectively in its markets by providing high quality customized service at competitive prices.

REGULATION

         The Motor Carrier Act of 1980 significantly deregulated the trucking industry and increased competition among motor carriers. Following enactment of the Motor Carrier Act, applicants have obtained operating authority more easily, and interstate motor carriers such as the Company are able to change their rates and services with less regulatory oversight and delay. The Motor Carrier Act also removed many route and commodity restrictions on transportation of freight.

         Effective January 1, 1995, Section 601 of the Federal Aviation Administrative Authorization Act and the Trucking Industry Regulatory Reform Act ("TIRRA") substantially deregulated intrastate operating authority. Prior to TIRRA, the Company maintained intrastate authority in California, Nevada and Utah. Subsequent to TIRRA, the Company obtained intrastate authority in Colorado, Oregon, New Mexico and Washington. The passage of TIRRA provides additional intrastate growth opportunities in the states in which the Company operates.

         The Company was regulated by the ICC until the ICC Termination Act of 1995 abolished the ICC effective January 1, 1996. The Surface Transportation Board, an independent entity within the DOT, assumed many of the responsibilities of the ICC. The Company is also regulated by various state agencies. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, rates, certain mergers, consolidations and acquisitions, and periodic financial reporting. The trucking industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing services to, shippers.

         Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. Such matters as weight and dimensions of equipment are also subject to federal and state regulation. The use of triple trailers is subject to state regulation and is prohibited by several states within the Company's core service region. The Company is subject to federal, state and local environmental laws and regulations governing the management of hazardous wastes, other discharge of pollutants into the air and surface and underground waters, and the disposal of certain substances. These regulations extend to the Company's above-ground and underground fuel storage tanks. The Company is in the process of modifying the underground storage tanks at several of its facilities in order to comply with new federal regulations which become effective at the end of 1998. In most cases, the Company is replacing its underground storage tanks with above-ground tanks. The Company expects that its total capital expenditures through the end of 1998 relating to the modification of its remaining underground storage tanks will be approximately $575,000. The Company believes that all of its fuel storage tanks will be in compliance with the new regulations when they become effective. The Company also believes that it is in material compliance with all other applicable environmental laws and regulations and does not believe that the cost of future compliance should have a material adverse effect on the Company's operations or financial condition.

LEGAL PROCEEDINGS

         The Company is routinely a party to litigation incidental to its business, primarily involving claims for personal injury or property damage incurred in the transportation of freight. The Company maintains insurance to cover liabilities in excess of self-insured amounts. The Company's management is not aware of any claims or threatened claims that it believes are likely to exceed insurance limits or have a materially adverse effect upon the Company's operations or financial position.


                                   MANAGEMENT

DIRECTORS, DIRECTOR NOMINEES, EXECUTIVE OFFICERS AND KEY EMPLOYEES

         The following table sets forth certain information with respect to the directors, executive officers and certain key employees of the Company as of the date hereof:

NAME                             AGE                       POSITION
----                             ---                       --------
Harold R. Tate                    71    Chairman of the Board, Director
Marshall L. Tate                  35    President and Chief Executive Officer, Director
Louis V. Holdener                 59    Vice President, President of Motor Cargo
Marvin L. Friedland               56    Vice President and General Counsel,  Secretary, Director
Lynn H. Wheeler                   56    Vice President and Chief Financial Officer
Steven E. Wynn(1)                 47    Vice President of Operations (Motor Cargo)
R. Scott Price(1)                 34    Vice President of Sales (Motor Cargo)
Kevin L. Avery(1)                 40    Vice President of Traffic (Motor Cargo)
Robert Anderson                   76    (2)
James Clayburn La Force, Jr.      68    (2)

(1) Messers Wynn, Price and Avery are officers of the Company's principal operating subsidiary, Motor Cargo, and are not officers of the Company.

(2) Mr. Anderson and Mr. La Force have agreed to serve as directors effective with the closing of the Offering.

         All directors are elected at the annual meeting of shareholders and hold office until their successors are elected and qualified. The executive officers are appointed by the Company's Board of Directors and serve at the Board's discretion.

         Harold R. Tate has over 50 years experience in the trucking industry and has served as Chairman of the Board of the Company and its predecessors since 1947. Mr. Tate served as Chief Executive Officer of the Company and its predecessors from 1947 to March 1997. Mr. Tate also serves as a member of the Board of Trustees of the Buffalo Bill Historical Center.

         Marshall L. Tate has over 13 years experience in the trucking industry. Mr. Tate has been employed by the Company since 1984, has served as its President and Chief Executive Officer since March 1997, and was appointed to the Board of Directors of the Company in 1996. Prior to becoming the Company's President and Chief Executive Officer, Mr. Tate served in various divisional positions as well as Vice President of Sales and Marketing and Executive Vice President of Corporate Development for Motor Cargo. In 1995, Mr. Tate directed the start-up of the Company's logistics warehousing and distribution management services subsidiary, MC Distribution Services. Marshall L. Tate is the son of Harold R. Tate.

         Louis V. Holdener has over 32 years experience in the trucking industry. Mr. Holdener has been employed by the Company since 1965, has served as President of Motor Cargo, the Company's primary operating subsidiary, since 1991, and was named Vice President of the Company in 1997. Prior to 1991, Mr. Holdener served in various positions with the Company, including Vice President of Operations of Motor Cargo.

         Marvin L. Friedland has served as Vice President and General Counsel of the Company and its predecessors since 1982. Prior to joining the Company, Mr. Friedland was an attorney in private practice. Mr. Friedland was appointed to the Board of Directors in 1996. Mr. Friedland is a Certified Public Accountant and a member of the California Bar and the Utah Bar.

         Lynn H. Wheeler has been employed by the Company since 1983 and has served as Vice President Finance of Motor Cargo since 1988. Mr. Wheeler was appointed Vice President and Chief Financial Officer of the Company in March 1997. Mr. Wheeler is a Certified Public Accountant, a Certified Internal Auditor and a member of the American Institute of Certified Public Accountants.

         Steven E. Wynn has been employed by Motor Cargo since 1973 and has served as Vice President of Operations of Motor Cargo since 1991. From 1973 to 1991, Mr. Wynn served in various positions, including Director of Linehaul Operations and Director of Operations for Motor Cargo.

         R. Scott Price joined the Company in 1986 and has served as Vice President of Sales of Motor Cargo since 1995. From 1986 to 1995, Mr. Price held various positions with Motor Cargo, including Service Center Manager and Director of Corporate Accounts.

         Kevin L. Avery joined the Company in 1985 and has served as Vice President of Traffic of Motor Cargo since 1992. From 1985 to 1992, Mr. Avery served in various positions, including Director of Pricing, Rate Department Manager and Director of Quality Assurance for Motor Cargo.

         Robert Anderson was formerly Chairman and Chief Executive Officer of Rockwell International Corporation. He has served as Chairman Emeritus of Rockwell International Corporation since 1990. Mr. Anderson is also a director of Gulfstream Aerospace Corporation, Optical Data Systems, Inc. and The Timken Company.

         James Clayburn La Force, Jr. Is Dean Emeritus of the John B. Anderson School of Management, University of California, Los Angeles. He is also a director of Eli Lilly and Company, Rockwell International Corporation, Jacobs Engineering Group, Inc., The Black Rock Funds, Imperial Credit Industries, Inc., Provident Investment Council Mutual Funds and The Timken Company.

COMMITTEES OF THE BOARD OF DIRECTORS

         Following completion of this Offering, the Board of Directors intends to establish Audit and Compensation Committees. The Audit Committee will be comprised initially of Robert Anderson and James Clayburn La Force, Jr., and the Compensation Committee will be comprised initially of Harold R. Tate, Robert Anderson and James Clayburn La Force, Jr. The Audit Committee will have responsibility for reviewing audit plans and discussing audit work, internal controls and related matters with the Company's independent auditors, reviewing the audit report and any accompanying recommendations, and nominating independent auditors to perform the annual audit. The Compensation Committee will have responsibility for reviewing the compensation of the Company's executive officers, making recommendations to the Board of Directors, and administering the Company's 1997 Stock Option Plan. See "Management--1997 Stock Option Plan."

DIRECTOR COMPENSATION

         Prior to this Offering, directors of the Company were not compensated for their services as such. Following completion of this Offering, the Company will pay each non-employee director $_____ for each meeting of the Board of Directors and Board Committee attended. The Company will also reimburse such directors for their expenses incurred in connection with their activities as directors. On the date of this Prospectus, a non-qualified option to purchase 10,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus will be granted to each of Mr. Anderson and Mr. La Force. These options will vest over a four year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant.

EXECUTIVE COMPENSATION

         The following table sets forth summary information concerning compensation paid or accrued for services rendered to the Company in all capacities during the fiscal year ended December 31, 1996 by the Company's Chief Executive Officer and the Company's other executive officers whose salary and bonus for such fiscal year was in excess of $100,000 (the "Named Executive Officers"). None of the Company's other executive officers received salary and bonus for such fiscal year in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                     1996 ANNUAL COMPENSATION(1)         LONG TERM COMPENSATION
                                              ----------------------------------------   ----------------------
                                                                                                   ALL OTHER
        NAME AND                                                        OTHER ANNUAL     OPTIONS/   COMPEN-
        PRINCIPAL POSITION                     SALARY        BONUS     COMPENSATION(2)    SAR(#)  SATION($)(3)
                                              --------      --------   ---------------   -------- ------------
         Harold R. Tate
            Chief Executive Officer           $105,000      $     --            --           -            --
             until March 19, 1997(4)
         Marshall  L. Tate
            President
            Chief Executive Officer           $118,917      $ 15,344            --           -            --
            since March 19, 1997(4)
         Marvin L. Friedland
            Vice President and
            General Counsel                   $126,625      $ 15,344      $  4,560           -      $ 17,555
         Louis V. Holdener
             President of Motor Cargo         $121,667      $ 17,844            --           -      $ 16,927
         Lynn  H. Wheeler
             Vice President of Finance
             and Chief Financial Officer      $ 90,125      $ 15,344            --           -      $ 16,612

---------------------

(1) Amounts in this table include payments made to certain Named Executive Officers by Ute during 1996. Amounts in this table do not include payments made by the Company to PDLM Consulting Limited, a company in which Harold
     R. Tate owns a 50% equity interest. See "Certain Transactions."

(2) The amount in this column for Mr. Friedland consists of a cash automobile allowance.

(3) Amounts in this column include matching contributions made by the Company under its 401(k) plan on behalf of Mr. Friedland, Mr. Holdener and Mr. Wheeler of $2,629, $2,063 and $2,299, respectively. Amounts in this column also include accrued benefits for 1996 under salary continuation agreements between the Company and Mr. Friedland, Mr. Holdener and Mr. Wheeler of $14,926, $14,864 and $14,313, respectively.

(4) Harold R. Tate resigned from the office of Chief Executive Officer on March 19, 1997, retaining his position as Chairman of the Board. At that time, Marshall L. Tate was elected Chief Executive Officer. Effective September 1, 1997, Harold R. Tate's annual salary was increased to $250,000 and Marshall L. Tate's annual salary was increased to $175,000.

         The Board of Directors has awarded Louis V. Holdener 20,000 shares of the Company's Common Stock, contingent upon completion of the Offering. The award was made pursuant to a Restricted Stock Agreement, dated October 2, 1997. Under the Restricted Stock Agreement, upon completion of the Offering, 20,000 shares of the Company's Common Stock will be issued in Mr. Holdener's name. The Company will hold the certificates for the shares, which will be released to Mr. Holdener in four installments, each consisting of 25% of the shares issued under the agreement on January 1 of 1998, 1999, 2000 and 2001. The shares not released are subject to forfeiture in the event Mr. Holdener voluntarily ceases his continuous employment with the Company or the Company terminates his employment for cause. Termination of employment by the Company without cause, or termination due to disability or death before January 1, 1999 will result in the forfeiture of 10,000 shares. Such termination on or after January 1, 1999 will result in the prompt release of all shares not previously released. Notwithstanding the scheduled release of shares and the forfeiture provisions, the Board of Directors may, in its discretion, release any or all shares held by the Company at any time. Pending release or forfeiture of the restricted shares, Mr. Holdener may exercise all rights of a shareholder with respect to the restricted shares, except the right to pledge or convey ownership.

1997 STOCK OPTION PLAN

         On October 1, 1997, the Company's Board of Directors adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the "1997 Stock Option Plan"). The purpose of the 1997 Stock Option Plan is to provide certain of the Company's key employees who are responsible for the continued growth of the Company an opportunity to acquire a proprietary interest in the Company and thereby create in such key employees an increased interest in and a greater concern for the welfare of the Company.

         The Compensation Committee of the Board of Directors will administer the 1997 Stock Option Plan. Under the terms of the 1997 Stock Option Plan, the committee of the Board of Directors administering the plan is required to be composed of two or more directors. The Compensation Committee has the authority to interpret the 1997 Stock Option Plan and to determine and designate the persons to whom options or awards shall be made and the terms, conditions and restrictions applicable to each option or award (including, but not limited to, the price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions). The Board of Directors may amend the 1997 Stock Option Plan but may not, without the prior approval of the shareholders of the Company, amend the plan to increase the total number of shares reserved for options and rights under the plan, reduce the exercise price of any incentive stock option granted under the plan, modify the provisions of the plan relating to eligibility, or materially increase the benefits accruing to participants under the plan.

         The Company has reserved 500,000 shares of Common Stock for issuance pursuant to the 1997 Stock Option Plan. Pursuant to the 1997 Stock Option Plan, on the date of this Prospectus, non-qualified options to purchase 160,000 shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus will be granted to employees of the Company, including an aggregate of 115,000 options to the Named Executive Officers, other than Harold
R. Tate. These options will vest over a four year period, with 25% of these options vesting on each of the first, second, third and fourth anniversaries of the date of grant.

         The 1997 Stock Option Plan contains provisions for granting various stock-based awards, including incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, nonqualified stock options and stock appreciation rights. The term of the 1997 Stock Option Plan is ten years, subject to earlier termination or amendment.

401(K) PROFIT SHARING PLAN

         The Company maintains a defined contribution plan (the "401(k) Plan"), which is intended to satisfy the tax qualification requirements of the Internal Revenue Code of 1986, as amended (the "Code"). All Company personnel who work 1,000 or more hours per year are eligible to participate in the 401(k) Plan after one year of service with the Company. The 401(k) Plan permits participants to contribute between 1% and 15% of their annual compensation from the Company, subject to the limit imposed by the Code. The Company matches certain percentages of employee contributions, up to 6%, depending upon the Company's operating ratio. All amounts contributed by a participant fully vest immediately. A participant becomes vested over time and is fully vested in any Company matching contributions after seven years of service. The 401(k) Plan also permits discretionary contributions by the Company, which contributed $585,000, $344,815 and $310,000 in 1994, 1995 and 1996, respectively, and $165,000 during the six months ended June 30, 1997.

PENSION PLAN

         The Company has a defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Benefits under the Pension Plan are based upon years of service and hours of service in the current year. A participant is fully vested after five years of employment. See Note H to the Company's Consolidated Financial Statements.

SALARY CONTINUATION AGREEMENTS

         The Company has salary continuation agreements with certain key management employees, including Marvin L. Friedland, Louis V. Holdener and Lynn
H. Wheeler. Under the agreements, the Company is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability or retirement, annual benefits ranging from $17,000 to $23,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         In 1996, decisions concerning compensation of executive officers were made by the Company's Board of Directors, consisting at that time of Harold R. Tate, Marshall L. Tate and Marvin L. Friedland.


                              CERTAIN TRANSACTIONS

         Effective August 28, 1997, the Company acquired Ute. Ute's assets consist primarily of tractors and trailers utilized by the Company pursuant to contracts between the Company and Ute. The Company issued an aggregate of 700,000 shares of Common Stock to the four owners of Ute, Harold R. Tate, Marshall L. Tate, Darrell Tate and Marvin L. Friedland, in exchange for their interests in Ute. Harold R. Tate is the principal shareholder and the Chairman of the Board of Directors of the Company. Marshall L. Tate is the President and Chief Executive Officer and a director of the Company. Marvin L. Friedland is Vice President and General Counsel, Secretary and a director of the Company. Harold R. Tate, Marshall L. Tate and Marvin L. Friedland received 490,000, 70,000 and 70,000 shares of Common Stock, respectively, for their interests in Ute. As of June 30, 1997, the Ute assets had a net book value of approximately $760,000 ($3,564,000 less $2,804,000 in related debt). The aggregate lease payments on the assets paid by the Company to Ute during 1995, 1996 and the six months ended June 30, 1997 totaled $3,176,675, $3,458,417 and $1,851,223, respectively. The number of shares of Common Stock issued to the members of Ute was determined by the Company and the members of Ute. In making such determination, the Company and the Ute members considered a number of factors, including (i) the current and projected earnings of Ute, (ii) the estimated per share value of the Common Stock at the time Ute was acquired and the price per share expected to be received by the Company in this Offering, (iii) the estimated useful life of the Ute assets and (iv) the resale restrictions under applicable securities laws with respect to the shares of Common Stock issued to the Ute members. Due to the fact that three directors of the Company had interests in Ute, the transaction was submitted to the disinterested shareholders of the Company for their approval in accordance with the Utah Revised Business Corporation Act. The disinterested shareholders of the Company unanimously approved the Ute acquisition as of October 3, 1997.

         Pursuant to a consulting agreement between the Company and PDLM Consulting Limited ("PDLM") the Company has made payments to PDLM for consulting services since 1994. Harold R. Tate owns a 50% equity interest in PDLM. The Company paid $480,000 to PDLM during 1996 and $160,000 to PDLM during the six months ended June 30, 1997 pursuant to the terms of the consulting agreement. The consulting agreement was terminated in April 1997.

         The Company has adopted a policy that any future transactions with affiliated persons or entities will be on terms no less favorable to the Company than those that could have been obtained on an arms-length basis from unaffiliated third parties and that any such transactions must be approved by a majority of the disinterested directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information as of September 30, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each Selling Shareholder, (iii) each director and each person who has consented to become a director of the Company,
(iv) each executive officer named in the Summary Compensation Table, and (v) all directors and executive officers of the Company as a group. Except as indicated below, the address for each person is c/o Motor Cargo Industries, Inc., 845 Center Street, North Salt Lake, Utah 84054.


                                                 BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                    BEFORE OFFERING                            AFTER OFFERING(1)
                                               ------------------------                    ------------------------
                   NAME                          SHARES         PERCENT  SHARES OFFERED     SHARES          PERCENT
                   ----                        ---------        -------  --------------    ---------        -------
Harold R. Tate(2)                              4,890,000         84.02%     1,000,000      3,890,000         55.65%
Marshall L. Tate                                 190,000          3.26%            --        190,000          2.72%
Marvin L. Friedland                              190,000          3.26%            --        190,000          2.72%
Louis V. Holdener(3)                                  --            --             --         20,000          0.29%
Lynn H. Wheeler                                       --            --             --             --            --
Lauri Tate Franks(4)                             120,000          2.06%        20,000        100,000          1.43%
Darrell Tate(5)                                  190,000          3.26%        20,000        170,000          2.43%
Troy Tate(6)                                     120,000          2.06%        20,000        100,000          1.43%
Mia Tate(7)                                      120,000          2.06%        20,000        100,000          1.43%
Robert Anderson                                       --            --             --             --            --
James Clayburn La Force, Jr                           --            --             --             --            --
All directors and executive officers
   as a group (five persons)                    5,270,000         90.55%   1,000,000      4,290,000         61.37%

(1)  Assumes no exercise of the Underwriters' over-allotment option.

(2) Harold R. Tate is Chairman of the Board of Directors of the Company. Until March 19, 1997, Mr. Tate was President and Chief Executive Officer of the Company.

(3) Beneficial ownership after Offering reflects 20,000 shares awarded under a restricted stock agreement and to be issued upon completion of the Offering. See "Management--Executive Compensation."

(4) The address of Lauri Tate Franks is 3905 East Prospector Drive, Salt Lake City, Utah 84121. Lauri Tate Franks is the daughter of Harold R. Tate.

(5) The address of Darrell Tate is 851 South Westgate Avenue #102, Los Angeles, California 90049. Darrell Tate is the son of Harold R. Tate.

(6) The address of Troy Tate is 29 Doheny, Laguna Niguel, California 92677. Troy Tate is the son of Harold R. Tate.

(7) The address of Mia Tate is 4947 Laurel Canyon Blvd #8, North Hollywood, California 91607. Mia Tate is the daughter of Harold R. Tate.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 25,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). After the issuance of the shares of Common Stock offered hereby, a total of 6,990,000 shares of Common Stock will be issued and outstanding (assuming the Underwriters' over-allotment option is not exercised). See "Principal and Selling Shareholders."

COMMON STOCK

         Subject to the rights of holders of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by the Board of Directors of the Company. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Holders of Common Stock do not have cumulative voting rights; thus, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors standing for election at such meeting. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably, subject to the rights of any Preferred Stock then outstanding, in assets of the Company available for distribution to holders of Common Stock.

         Fully-paid shares of Common Stock are not liable to further calls or assessments by the Company and holders of Common Stock are not liable for any liabilities of the Company. The Common Stock does not have any preemptive or other subscription rights, any conversion rights or any redemption or sinking fund provisions.

PREFERRED STOCK

         The Company is authorized to issue up to 25,000,000 shares of Preferred Stock from time to time in one or more series without shareholder approval. No shares of Preferred Stock are presently issued and outstanding. The Board of Directors is authorized, without any further action by the shareholders of the Company, to determine the designation, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of Preferred Stock and the number of shares constituting any such series. Holders of Preferred Stock, if issued, will be entitled to such voting rights as the Board of Directors, in its sole discretion, shall determine. Thus, the Board of Directors, without shareholder approval, could authorize the issuance of Preferred Stock with rights which could adversely affect the rights of the holders of Common Stock. Any future issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any Preferred Stock.

UTAH CONTROL SHARES ACQUISITION ACT

         The Utah Control Shares Acquisition Act (the "Control Shares Act") essentially provides that, when a person or group (the "Acquiror") acquires shares (or the power to direct the voting of shares) of a corporation that is subject to the Control Shares Act equal to or in excess of 20%, 33 1/3% or a majority of the voting power of the corporation, the Acquiror is not permitted to vote (or to direct the voting of) the shares unless a majority of the corporation's shares (voting in voting groups, if applicable), excluding shares held by the Acquiror or by the officers and employee-directors of the corporation, approve a resolution granting the Acquiror the right to vote the shares. Shareholder approval may occur at the next meeting of the shareholders or, if the Acquiror requests a special meeting and agrees to pay the associated costs of the corporation for the requested special meeting, at the requested special meeting of the shareholders (to be held within 50 days of the corporation's receipt of the request by the Acquiror).

         If authorized by the corporation's articles of incorporation or bylaws, the corporation may redeem the Acquiror's shares at their fair market value if the Acquiror does not file an "acquiring person statement." The Company's Articles of Incorporation and Bylaws do not provide for redemption of an Acquiror's shares in the event the Acquiror fails to file an "acquiring person statement." An Acquiror's shares are not subject to redemption after an "acquiring person statement" has been filed unless the shares are not accorded full voting rights by the shareholders.

         If the Acquiror obtains the right to vote, and if the Acquiror obtains a majority of the voting power of the corporation, the shareholders may be entitled to dissenters' rights.

         The Control Shares Act does not apply if (a) a corporation's articles of incorporation or bylaws provide that the Control Shares Act does not apply,
(b) the acquisition of shares of the corporation is consummated pursuant to a merger (to which the corporation is a party) , or (c) under certain other specified circumstances. In addition, the Control Shares Act applies only to Utah corporations that (a) have 100 or more shareholders, (b) have their (i) principal place of business, (ii) principal office, or (iii) substantial assets in the State of Utah, and (c) have (i) more than 10% of their shareholders who are residents of Utah, (ii) more than 10% of their shares owned by Utah residents, or (iii) 10,000 or more shareholders who are residents of Utah.

         The Company's Articles of Incorporation and Bylaws contain no additional provision restricting transactions with interested shareholders or other takeover situations, nor do they contain provisions opting out of the Control Shares Act.


REGISTRAR AND TRANSFER AGENT

         The transfer agent and registrar for the Common Stock of the Company is Zions First National Bank, Salt Lake City, Utah.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this Offering, the Company's directors and officers and all other current shareholders will beneficially own 4,760,000 shares of Common Stock, representing approximately 68% of the total outstanding shares. The Company and current shareholders have agreed not to offer, sell, or otherwise dispose of any shares of Common Stock owned (or in the case of the Company, owned or issuable) by them for 180 days from the commencement of this Offering without the prior written consent of Morgan Keegan & Company, Inc. After the 180 day period, 4,040,000 shares held by existing shareholders will be eligible for sale by the holders thereof under Rule 144 under the Securities Act not later than __________, 1998. An additional 700,000 shares will be eligible for sale under Rule 144 beginning in August 1998. An additional 20,000 shares subject to a restricted stock agreement will become eligible for sale in accordance with the terms of such agreement. See "Management--Executive Compensation."

         In general, Rule 144 provides that, subject to its provisions and other applicable federal and state securities law requirements, any person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" as defined under the Securities Act, who has acquired securities directly or indirectly from the issuer or an affiliate in a transaction not involving a public offering ("restricted securities"), and who has beneficially owned such restricted securities for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) the average weekly trading volume of the same class of securities during the four calendar weeks preceding the filing of notice of the sale with the Securities and Exchange Commission; or (ii) one percent of the same class of securities then outstanding, subject to certain manner-of-sale provisions, notice requirements, and the availability of current information concerning the Company. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations and current public information, manner of sale, and notice requirements described above. Affiliates, including officers, directors and principal shareholders of the Company, are subject to the volume limitations and certain other requirements as to all shares owned by them, regardless of the length of time such shares have been beneficially owned and irrespective of whether such shares were acquired from the issuer or otherwise and whether acquired in a transaction involving a public offering.

         Prior to this Offering, there has been no public market for the Common Stock of the Company and no determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of the Common Stock will have on the market price of the Common Stock prevailing from time to time.

Nevertheless, sales of substantial amounts of the shares on the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.


                                  UNDERWRITING

         The Underwriters named below (the "Underwriters"), for whom Morgan Keegan & Company, Inc. and _______________________ are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders, the aggregate number of shares of the Common Stock set forth opposite their respective names below:

UNDERWRITER                                                                      NUMBER OF SHARES
-----------                                                                      ----------------
Morgan Keegan & Company, Inc.





                                                                                   --------
          Total................................................................


         The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions, including, among other things, the continuing accuracy of the representations and warranties of the Company and Selling Shareholders contained in the Underwriting Agreement, the performance by the Company and Selling Shareholders of their respective obligations under the Underwriting Agreement, and the receipt of an opinion of counsel for the Company and counsel for the Selling Shareholders in form and substance reasonably satisfactory to counsel for the Underwriters. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the shares of Common Stock if any are purchased. The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company and Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

         In order to facilitate the Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover such over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, the Common Stock in the open market. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and, if commenced, may end any of these activities at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

         The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $0.__ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.__ per share to other dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Underwriters after the Offering.

         The Company and certain Selling Shareholders have granted to the Underwriters options, expiring on the thirtieth day subsequent to the date of this Prospectus, to purchase up to an additional 37,250 and 297,250 shares of Common Stock, respectively, at the price to public, less underwriting discount, shown on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise such options, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth next to such Underwriter's name in the preceding table bears to the total offered initially.

         The Company and all of the existing shareholders of the Company have agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, or grant of any option to purchase or other disposition) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Keegan & Company, Inc.

         The Underwriters have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

         Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price was determined by negotiations between the Company and the Underwriters. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market price of and demand for publicly-traded common stocks of comparable companies in recent periods.

         Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "CRGO." The Company has been advised by the Representatives that each of the Representatives presently intends to make a market in the Common Stock offered hereby; however, the Representatives are not obligated to do so, and any market making activity may be discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after the Offering.


                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Van Cott, Bagley, Cornwall & McCarthy, a professional corporation, Salt Lake City, Utah. Certain legal matters will be passed upon for the Underwriters by Baker, Donelson, Bearman & Caldwell, a Professional Corporation, Memphis, Tennessee.


                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995 and 1996 and June 30, 1997 and for each of the years in the three year period ended December 31, 1996 and for the six months ended June 30, 1997 included in this Prospectus and elsewhere in the Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. The Registration Statement may be examined without charge at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C., at prescribed rates. This information is also available from the Commission's Internet web site at http://www.sec.gov. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the consolidated financial statements and notes filed as a part thereof.

         Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete. With respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                         PAGE
                                                                                                         ----
Report of Independent Public Accountants                                                                 F-2

Balance Sheets as of December 31, 1995, December 31, 1996 and June 30, 1997                              F-3

Statements of Earnings for the years ended December 31, 1994, December 31, 1995 and                      F-5
December 31, 1996 and for the six months ended June 30, 1996 (unaudited) and 1997

Statement of Stockholders' Equity for the years ended December 31, 1994, December 31, 1995 and           F-6
December 31, 1996 and for the six months ended June 30, 1997

Statements of Cash Flows for the years ended December 31, 1994, December 31, 1995 and                    F-7
December 31, 1996 and for the six months ended June 30, 1996 (unaudited) and 1997

Notes to Consolidated Financial Statements                                                               F-9

                              REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS


Board of Directors
Motor Cargo Industries, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Motor Cargo Industries, Inc. and Subsidiaries (the Company) as of December 31, 1995 and 1996 and June 30, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Motor Cargo Industries, Inc. and Subsidiaries as of December 31, 1995 and 1996 and June 30, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1997, in conformity with generally accepted accounting principles.




/s/ GRANT THORNTON LLP

Salt Lake City, Utah
August 29, 1997

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                      ASSETS


                                                              December 31,
                                                      ----------------------------       June 30,
                                                          1995            1996             1997
                                                      -----------      -----------      -----------
CURRENT ASSETS
    Cash and cash equivalents (Notes E and L)         $ 7,102,118      $ 8,771,887      $ 2,493,545
    Receivables (Notes B and E)                         9,596,151       10,758,456       11,728,450
    Prepaid expenses (Notes H and N)                    2,048,745        2,086,189        1,847,052
    Supplies inventory (Note E)                           367,512          338,830          462,450
    Deferred income taxes (Notes G and N)                 590,800          572,000          967,000
    Income taxes receivable                                66,458          166,983               --
                                                      -----------      -----------      -----------
                 Total current assets                  19,771,784       22,694,345       17,498,497





PROPERTY AND EQUIPMENT, AT COST
    (Notes C, F and N)                                 65,699,258       71,559,377       72,038,475

    Less accumulated depreciation and
        amortization                                   26,766,896       31,365,464       34,728,729
                                                      -----------      -----------      -----------

                                                       38,932,362       40,193,913       37,309,746


OTHER ASSETS
    Deferred charges                                      260,383          367,555          403,094
    Unrecognized net pension obligation (Note H)           81,231           75,441           72,546
                                                      -----------      -----------      -----------

                                                          341,614          442,996          475,640
                                                      -----------      -----------      -----------

                                                      $59,045,760      $63,331,254      $55,283,883
                                                      ===========      ===========      ===========



        The accompanying notes are an integral part of these statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                              December 31,
                                                      ----------------------------       June 30,
                                                          1995            1996             1997
                                                      -----------      -----------      -----------
CURRENT LIABILITIES
    Current maturities of long-term obligations
        (Note F)                                     $ 6,133,636      $ 6,844,960      $ 3,975,960
    Accounts payable                                   2,729,193        2,981,597        2,929,782
    Accrued liabilities (Notes H and O)                4,213,943        3,896,876        4,993,666
    Accrued claims (Note P)                            1,675,118        2,028,631        2,217,461
                                                     -----------      -----------      -----------

                 Total current liabilities            14,751,890       15,752,064       14,116,869


LONG-TERM OBLIGATIONS, less current
    maturities (Note F)                               17,723,618       16,819,747        7,415,034


DEFERRED INCOME TAXES (Note G)                         3,846,829        4,719,029        5,409,000


COMMITMENTS AND CONTINGENCIES
    (Notes D, E, F, H, J, K and Q)                            --               --               --

STOCKHOLDERS' EQUITY (Notes M, N and Q)
    Preferred stock, no-par value
        Authorized - 25,000,000 shares
        Issued - none                                         --               --               --
    Common stock, no-par value
        Authorized - 100,000,000 shares
        Issued - 5,820,000 shares                          1,000            1,000            1,000

    Retained earnings                                 22,722,423       26,039,414       28,341,980
                                                     -----------      -----------      -----------
                                                      22,723,423       26,040,414       28,342,980
                                                     -----------      -----------      -----------
                                                     $59,045,760      $63,331,254      $55,283,883
                                                     ===========      ===========      ===========



        The accompanying notes are an integral part of these statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                                     Six months ended
                                                       Year ended December 31,                            June 30,
                                            ----------------------------------------------     -----------------------------
                                                1994             1995             1996             1996             1997
                                            ------------     ------------     ------------     ------------     ------------
                                                                                                (unaudited)
Operating revenues                          $ 82,984,307     $ 80,807,913     $ 92,310,142     $ 43,734,850     $ 49,284,063
                                            ------------     ------------     ------------     ------------     ------------
Operating expenses
    Salaries, wages and benefits              36,055,305       35,494,479       39,666,468       19,335,951       21,106,254
    Operating supplies and expenses           12,144,802       12,668,945       14,947,069        6,933,711        7,276,320
    Purchased transportation                  12,237,962       11,531,478       14,164,292        6,618,871        7,089,892
    Operating taxes and licenses               3,068,598        3,178,345        3,531,244        1,633,603        1,821,329
    Insurance and claims                       2,685,045        1,842,141        2,784,489        1,149,734        2,131,215
    Depreciation and amortization              4,973,975        5,930,353        6,577,569        3,241,317        3,429,368
    Communications and utilities               1,313,892        1,521,389        1,783,797          878,315          944,870
    Building  rents                            1,093,101        1,274,081        1,540,407          771,785          815,994
                                            ------------     ------------     ------------     ------------     ------------
        Total operating expenses              73,572,680       73,441,211       84,995,335       40,563,287       44,615,242
                                            ------------     ------------     ------------     ------------     ------------
            Operating income                   9,411,627        7,366,702        7,314,807        3,171,563        4,668,821
                                            ------------     ------------     ------------     ------------     ------------

Other income (expense)
    Interest expense                          (1,392,044)      (1,499,720)      (1,429,843)        (763,240)        (561,101)
    Other, net                                   104,259          106,577          (32,073)          45,220           17,849
                                            ------------     ------------     ------------     ------------     ------------
                                              (1,287,785)      (1,393,143)      (1,461,916)        (718,020)        (543,252)
                                            ------------     ------------     ------------     ------------     ------------
            Earnings before income taxes       8,123,842        5,973,559        5,852,891        2,453,543        4,125,569

Income taxes (Note G)                          2,943,000        2,094,000        2,118,000          961,000        1,533,000
                                            ------------     ------------     ------------     ------------     ------------
                 NET EARNINGS               $  5,180,842     $  3,879,559     $  3,734,891     $  1,492,543     $  2,592,569
                                            ============     ============     ============     ============     ============
Earnings per common share                   $       0.89     $       0.67     $       0.64     $       0.26     $       0.45
                                            ============     ============     ============     ============     ============
Weighted average
    shares outstanding                         5,820,000        5,820,000        5,820,000        5,820,000        5,820,000
                                            ============     ============     ============     ============     ============
Pro forma (Note A14)
    Pro forma earnings
        before income taxes                 $  8,123,842     $  5,973,559     $  6,445,891     $  2,453,543     $  4,421,569
    Pro forma income taxes                     3,125,000        2,303,000        2,449,000          948,000        1,680,000
                                            ------------     ------------     ------------     ------------     ------------
    Pro forma net earnings                  $  4,998,842     $  3,670,559     $  3,996,891     $  1,505,543     $  2,741,569
                                            ============     ============     ============     ============     ============
    Pro forma earnings per
        common share                        $       0.86     $       0.63     $       0.62     $       0.26     $       0.43
                                            ============     ============     ============     ============     ============
    Weighted average
        shares outstanding                     5,820,000        5,820,000        6,396,923        5,820,000        6,396,923
                                            ============     ============     ============     ============     ============



        The accompanying notes are an integral part of these statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
 Year ended December 31, 1994, 1995 and 1996 and six months ended June 30, 1997


                                                                                            Additional
                                                                                           pension cost
                               Preferred stock            Common stock                         over
                              -----------------     -----------------------                unrecognized
                               Number                 Number                   Retained      pension
                              of shares  Amount     of shares     Amount       earnings     liability         Total
                              ---------  ------     ---------  ------------  ------------  ------------    ------------
Balance at January 1, 1994       --      $   --     5,820,000  $      1,000  $ 14,934,333   $         --   $ 14,935,333

Pension adjustment               --          --            --            --            --       (310,555)      (310,555)

Distributions to LLC members     --          --            --            --    (1,045,394)            --     (1,045,394)

Net earnings for the year        --          --            --            --     5,180,842             --      5,180,842
                              -----      ------     ---------  ------------  ------------   ------------   ------------

Balance at December 31, 1994     --          --     5,820,000         1,000    19,069,781       (310,555)    18,760,226

Pension adjustment               --          --            --            --            --        310,555        310,555

Distributions to LLC members     --          --            --            --      (226,917)            --       (226,917)

Net earnings for the year        --          --            --            --     3,879,559             --      3,879,559
                              -----      ------     ---------  ------------  ------------   ------------   ------------

Balance at December 31, 1995     --          --     5,820,000         1,000    22,722,423             --     22,723,423

Distributions to LLC members     --          --            --            --      (417,900)            --       (417,900)

Net earnings for the year        --          --            --            --     3,734,891             --      3,734,891
                              -----      ------     ---------  ------------  ------------   ------------   ------------

Balance at December 31, 1996     --          --     5,820,000         1,000    26,039,414             --     26,040,414

Distributions to LLC members     --          --            --            --      (290,003)            --       (290,003)

Net earnings for the period      --          --            --            --     2,592,569             --      2,592,569
                              -----      ------     ---------  ------------  ------------   ------------   ------------

Balance at June 30, 1997         --      $   --     5,820,000  $      1,000  $ 28,341,980   $         --   $ 28,342,980
                              =====      ======     =========  ============  ============   ============   ============



         The accompanying notes are an integral part of this statement.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                         Six months ended
                                                                  Year ended December 31,                     June 30,
                                                        ------------------------------------------   ---------------------------
                                                            1994           1995           1996           1996           1997
                                                        ------------   ------------   ------------   ------------   ------------
                                                                                                     (unaudited)
Increase (decrease) in cash and cash equivalents
    Cash flows from operating activities
        Net earnings for the period                     $  5,180,842   $  3,879,559   $  3,734,891   $  1,492,543   $  2,592,569
                                                        ------------   ------------   ------------   ------------   ------------
        Adjustments to reconcile net earnings to net
            cash provided by operating activities
               Depreciation and amortization               4,973,975      5,930,353      6,577,569      3,241,317      3,429,368
               Provision for losses on trade and other
                   receivables                               594,441        270,000        903,805        756,805        105,000
               Loss (gain) on disposition of
                   property and equipment                     20,745          5,891         72,458         24,581         (2,946)
               Net pension cost (benefit)                    310,555       (782,364)         5,790          2,895          2,895
               Deferred income taxes                          51,700        785,000        891,000        413,971        294,971
               Changes in assets and liabilities
                   Receivables                              (737,420)      (383,072)    (2,066,110)    (1,564,160)    (1,074,994)
                   Prepaid expenses                         (314,203)       (65,573)       (37,444)       325,375        239,137
                   Supplies inventory                        (71,442)        34,164         28,682         22,671       (123,620)
                   Income taxes receivable                   (92,953)        26,495       (100,525)      (171,471)       166,983
                   Other assets                              (67,743)       144,841       (107,172)      (111,030)       (35,539)
                   Checks written in excess of cash               --             --             --        202,237             --
                   Accounts payable                           18,206       (380,033)       252,404       (171,329)       (51,815)
                   Accrued liabilities and claims          1,152,960      1,267,252         36,446         74,956      1,285,620
                                                        ------------   ------------   ------------   ------------   ------------

                            Total adjustments              5,838,821      6,852,954      6,456,903      3,046,818      4,235,060
                                                        ------------   ------------   ------------   ------------   ------------

                            Net cash provided by
                               operating activities       11,019,663     10,732,513     10,191,794      4,539,361      6,827,629
                                                        ------------   ------------   ------------   ------------   ------------

    Cash flows from investing activities
        Purchase of property and equipment                (7,082,154)   (14,982,131)    (9,712,567)    (7,360,398)      (555,555)
        Proceeds from disposition of property and
            equipment                                         38,476        190,280      1,800,989      1,546,794         13,300
                                                        ------------   ------------   ------------   ------------   ------------

                            Net cash used in
                               investing activities       (7,043,678)   (14,791,851)    (7,911,578)    (5,813,604)      (542,255)
                                                        ------------   ------------   ------------   ------------   ------------



        The accompanying notes are an integral part of these statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                                      Six months ended
                                                               Year ended December 31,                     June 30,
                                                     ------------------------------------------   ---------------------------
                                                         1994           1995           1996           1996           1997
                                                     ------------   ------------   ------------   ------------   ------------
                                                                                                   (unaudited)
    Cash flows from financing activities
        Distributions to LLC members                   (1,045,394)      (226,917)      (417,900)      (275,016)      (290,003)
        Proceeds from issuance of long-term
             obligations                                5,670,263     33,780,585     55,564,002     31,467,611     14,185,000
        Principal payments on long-term obligations    (4,178,138)   (29,252,749)   (55,756,549)   (37,001,010)   (26,458,713)
                                                     ------------   ------------   ------------   ------------   ------------

                   Net cash provided by (used in)
                       financing activities               446,731      4,300,919       (610,447)    (5,808,415)   (12,563,716)
                                                     ------------   ------------   ------------   ------------   ------------

                   Net increase (decrease)
                        in cash and cash
                       equivalents                      4,422,716        241,581      1,669,769     (7,082,658)    (6,278,342)

Cash and cash equivalents at beginning of period        2,437,821      6,860,537      7,102,118      7,102,118      8,771,887
                                                     ------------   ------------   ------------   ------------   ------------

Cash and cash equivalents at end of period           $  6,860,537   $  7,102,118   $  8,771,887   $     19,460   $  2,493,545
                                                     ============   ============   ============   ============   ============

Supplemental cash flow information

    Cash paid during the period for:
        Interest                                     $  1,385,484   $  1,477,356   $  1,459,189   $    754,886   $    517,691
        Income taxes                                    3,555,730      1,882,300      2,077,215        712,000        446,300


Supplemental schedule of noncash investing and financing activities

Year ended December 31, 1994
The Company increased accrued pension cost by $308,530 and reduced unrecognized net pension obligation by $2,025. The excess of additional pension cost over unrecognized net pension obligation of $310,555 was recorded as a reduction of stockholders' equity.

Year ended December 31, 1995

The Company decreased accrued pension cost by $397,576 and increased prepaid pension cost by $384,788. Unrecognized net pension obligation decreased by $5,790, and excess of additional pension cost over unrecognized net pension obligation decreased by $310,555.



        The accompanying notes are an integral part of these statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows. Insofar as the notes refer to the six months ended June 30, 1996, they are not audited. In the opinion of management, the unaudited interim financial statements for the six months ended June 30, 1996 include all adjustments, consisting of normal recurring accruals, necessary to present fairly the Company's results of operations and cash flows. Operating results for the interim period as of June 30, 1997 and for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the full year.

       1.   Financial statement presentation

       The accounting and reporting policies of Motor Cargo Industries, Inc. and Subsidiaries (the Company) conform with generally accepted accounting principles and with general practices in the motor carrier industry. In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Significant estimates include accrued claims and allowance for doubtful accounts.

       2.   Principles of consolidation

       The consolidated financial statements include the accounts of Motor Cargo Industries, Inc. (MCI) and its wholly-owned subsidiaries, Ute Trucking and Leasing, LLC (Ute) and Motor Cargo and its wholly-owned subsidiaries, MC Leasing, Inc., MC Distribution Services, Inc., and ICC, Inc. All significant intercompany accounts and transactions have been eliminated.

       3.   Business activity

       Motor Cargo is a regulated motor carrier which hauls commercial commodities both intrastate and interstate.

       4.   Cash equivalents

       For the purposes of the financial statements, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       5.   Supplies inventory

       Supplies inventory consists primarily of fuel and equipment parts and is stated at the lower of cost (first-in, first-out method) or market.

       6.   Depreciation and amortization

       Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

       Leasehold improvements are amortized over the lesser of the useful life of the asset or term of the lease.

       Maintenance, repairs, and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in earnings.

       7.   Income taxes

       The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax bases of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

       8.   Insurance coverage and accrued claims

       The Company is self-insured for health costs, cargo damage claims, and automobile and general liability claims up to $70,000, $100,000, and $500,000 respectively, per single occurrence. The Company also maintains workers' compensation insurance, with a deductible of $250,000 in Nevada, and without a deductible in Washington. The Company is responsible for workers' compensation claims in other states in which the Company operates up to an aggregate of approximately $1.9 million per year. Liabilities in excess of these amounts are assumed by insurance companies up to applicable policy limits.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       8.   Insurance coverage and accrued claims - continued

       The Company estimates and accrues a liability for its share of final settlements using all available information including the services of a third-party insurance risk claims administrator to assist in establishing reserve levels for each occurrence based on the facts and circumstances of the incident coupled with the Company's past history of such claims. The Company accrues for workers' compensation and automobile liabilities when reported, usually the same day as the occurrence. Additionally, the Company accrues an estimated liability for incurred but not reported claims. Expense depends upon actual loss experience and changes in estimates of settlement amounts for open claims which have not been fully resolved. The Company provides for adverse loss developments in the period when new information becomes available.

       9.   Revenue recognition

       Freight charges and related expenses are generally recognized as revenue and operating expense when freight is picked up.

       10.  Prepaid tires

       The Company capitalizes tires purchased with new equipment and depreciates them over the estimated useful life of the equipment (5 - 10 years). Replacement tires are expensed upon placement into service (Note
       N).

       11.  Earnings per share

       Earnings per common share are based upon the weighted average number of common shares outstanding during the period presented.

       12.  Fair value of financial instruments

       The carrying value of the Company's cash and cash equivalents, receivables, accounts payable, accrued liabilities, and long-term obligations approximates their fair values.

       13.  Certain reclassifications

       Certain nonmaterial reclassifications have been made to the 1994, 1995, and 1996 financial statements to conform to the June 30, 1997 presentation.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       14. Pro forma financial information (unaudited)

       The pro forma net earnings and net earnings per common share reflect the issuance of shares necessary to retire $7,500,000 of notes payable and the resulting increase in net earnings in the amount of approximately $368,000 and $184,000 for the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. The calculation is based on the weighted average shares outstanding used in the calculation of net earnings per common share, adjusted for the estimated shares at each date that would be issued by the Company (576,923 shares at $13 per share) to retire these obligations.

       Additionally, effective August 28, 1997, MCI acquired the membership interests of Ute (Note M). A limited liability company passes through to its members essentially all taxable earnings and losses and pays no tax at the company level. Accordingly, for comparative purposes, a pro forma provision for income taxes using an effective income tax rate of 38% has been determined assuming Ute had been taxed as a C Corporation for all periods presented and to reflect the reduction of interest expense resulting from the retirement of debt.

       15. Recently issued accounting pronouncements not yet adopted

       Earnings per share

       In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 eliminates the presentation of primary earnings per share (EPS) and requires the presentation of basic EPS, which includes no common stock equivalents and thus no dilution. The statement also eliminates the modified treasury stock method of computing potential common shares. This statement is effective for financial statements issued for periods ending after December 15, 1997.

       Capital structure

       Also in February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 (SFAS 129), "Disclosure of Information about Capital Structure." SFAS 129 consolidates in one statement disclosures about the rights of outstanding securities and changes in the number of equity securities during the period, disclosures about liquidation preferences and preferred stock, and disclosures about redemption requirements of certain redeemable stock. Disclosures were previously included in Accounting Principles Board (APB) Opinion 10, APB Opinion 15 and SFAS 47. The statement does not change the required disclosures about capital structure for entities currently subject to the requirements of APB Opinions 10 and 15 and SFAS 47. SFAS 129 is effective for financial statements for interim and annual periods ending after December 15, 1997.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       15. Recently issued accounting pronouncements not yet adopted - continued

       Comprehensive income

       In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income, which consists of revenue, expenses, gains, and losses that bypass the statement of earnings and are reported directly in a separate component of equity. Other comprehensive income includes, for example, foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investment securities. SFAS 130 requires that components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

       Disclosure of segments

       Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." This statement requires an entity to report financial and descriptive information about their reportable operating segments. An operating segment is a component of an entity for which financial information is developed and evaluated by the entity's chief operating decision maker to assess performance and to make decisions about resource allocation. Entities are required to report segment profit or loss, certain specific revenue and expense items and segment assets based on financial information used internally for evaluating performance and allocating resources. This statement is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

       Management does not believe that the adoption of SFAS 128, SFAS 129, SFAS 130 and SFAS 131 will have a material effect on the Company's consolidated financial statements.

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE B - RECEIVABLES

       Receivables consist of the following:

                                                  December 31,
                                        -------------------------------          June 30,
                                            1995               1996                1997
                                        ------------       ------------       ------------
            Trade receivables           $  9,850,104       $ 10,829,234       $ 11,863,472
            Other receivables                601,047            435,016            383,108
                                        ------------       ------------       ------------
                                          10,451,151         11,264,250         12,246,580
            Less allowance for
                 doubtful accounts          (855,000)          (505,794)          (518,130)
                                        ------------       ------------       ------------

                                        $  9,596,151       $ 10,758,456       $ 11,728,450
                                        ============       ============       ============

       The history of the allowance for doubtful accounts is as follows:

                                                                                              Six months ended
                                                    Year ended December 31,                        June 30,
                                         -------------------------------------------     ---------------------------
                                             1994            1995            1996            1996            1997
                                         -----------     -----------     -----------     -----------     -----------
                                                                                         (unaudited)
       Balance at beginning of period    $   533,388     $   950,478     $   855,000     $   855,000     $   505,794
       Provisions                            594,441         270,000         903,805         756,804         105,000
       Write-offs                           (177,351)       (365,478)     (1,253,011)       (842,741)        (92,664)
                                         -----------     -----------     -----------     -----------     -----------

       Balance at end of period          $   950,478     $   855,000     $   505,794     $   769,063     $   518,130
                                         ===========     ===========     ===========     ===========     ===========


NOTE C - PROPERTY AND EQUIPMENT

       Cost of property and equipment and estimated useful lives are as follows:

                                                             December 31,
                                                 -----------------------------------       June 30,
                                                       1995               1996               1997             Years
                                                 ---------------    ----------------   ----------------       -----

            Land                                     $  4,921,588        $  4,984,268       $  4,984,268        -
            Buildings                                   9,659,861           9,696,481          9,701,342      20-45
            Revenue equipment                          41,644,581          46,678,422         46,761,217       5-10
            Service cars and equipment                    423,232             356,722            362,427       3-10
            Shop and garage equipment                     124,945             128,765            130,215       3-10
            Office furniture and fixtures               1,379,138           2,004,227          2,013,052       3-10
            Other property and equipment                5,156,257           5,731,077          5,959,629       3-10
            Leasehold improvements                      1,069,342           1,952,308          2,125,075        4-5
            Construction in progress                    1,320,314              27,107              1,250       -
                                                    -------------      --------------    ---------------
                                                      $65,699,258         $71,559,377        $72,038,475
                                                      ===========         ===========        ===========

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE D - LEASES

       The Company leases buildings and revenue equipment under operating lease agreements. The following is a schedule of future minimum lease payments under operating leases:

                  Year ending                                              Revenue         Total
                    June 30,                          Buildings            equipment        leases
                  -----------                        ----------           --------       ----------
                      1998                           $1,239,544           $100,607       $1,340,151
                      1999                              747,966             16,798          764,764
                      2000                              326,513                 -           326,513
                      2001                              113,501                 -           113,501
                      2002                                2,850                 -             2,850
                  Thereafter                                 -                  -                -
                                                     ----------           --------       ----------
                 Total minimum lease payments        $2,430,374           $117,405       $2,547,779
                                                     ==========           ========       ==========

       The leases generally provide that property taxes, insurance, and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, operating leases that expire will be renewed or replaced by leases on other properties. The total rent expense for the years ended December 31, 1994, 1995, and 1996, and the six months ended June 30, 1996 (unaudited) and 1997, was approximately $1,782,256, $1,953,495, $2,920,907, $1,292,622 and $1,581,464, respectively.


NOTE E - REVOLVING BANK LOAN

       The Company has a revolving bank loan. Under the loan agreement, borrowings are limited to the lesser of 70% of allowable trade receivables, or $5,000,000. Any outstanding amounts accrue interest at the lending institution's prime rate, which is payable monthly. No principal payments are required until maturity (May 1998) as long as the loan does not exceed the required limits. The agreement is collateralized by cash and cash equivalents, receivables, supplies inventory, and all documents, instruments, and chattel paper now owned or hereafter acquired by the Company. At December 31, 1995 and 1996, and at June 30, 1996 and 1997, there were no draws against the loan.

       The Company also has a line of credit with a limit of $9,703,000 as of June 30, 1997. This line is collateralized by revenue equipment. The upper limit of this line reduces by 1/20th each quarter until reaching $0 in the year 2001. As of June 30, 1997, there was $1,000,000 drawn against the line. (Note F).

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE F - LONG-TERM OBLIGATIONS

       Long-term obligations consist of the following:

                                                                                          December 31,
                                                                                 ----------------------------       June 30,
                                                                                     1995            1996             1997
                                                                                 -----------      -----------      -----------
       Prime plus 1% (9.5% at June 30, 1997) note payable to a bank, due in
          2003, payable in quarterly installments of $6,562 plus interest,
          collateralized by real property                                        $   216,564      $   190,314      $   177,189

       6.75 - 10.53% notes payable to corporations, due through 2003, payable in monthly installments totaling $33,842, including
          interest, collateralized by real property and revenue equipment          2,138,392        1,927,386        1,815,401

       Bank's reference rate plus 3% (11.5% at June 30, 1997) note payable on a line of credit (up to $9,703,000) to a bank, due in 2001, payable in quarterly installments of $636,230 plus interest,
          collateralized by revenue equipment (Note E)                             8,742,996       10,975,714        1,000,000

       6.75 - 10% notes payable to corporations, due
          through 2000, payable in monthly installments
          totaling $163,087 plus interest, collateralized by revenue equipment     5,016,275        4,529,960        3,176,519

       6.5 - 10.45% notes payable to banks, due through 2001, payable in monthly installments totaling $205,063 plus interest,
          collateralized by revenue equipment                                      4,823,369        4,218,358        3,553,080

       8.4- 9.25% notes payable to banks, due through 2005, payable in monthly installments totaling $28,864 plus interest
          collateralized by real property                                          2,134,103        1,822,975        1,668,805

       10%note payable to a corporation, due in 2000, payable in monthly installments of $9,361, including interest, collateralized
          by real property; paid in full during 1996                                 785,555               --               --
                                                                                 -----------      -----------      -----------

                                                                                  23,857,254       23,664,707       11,390,994
       Less current maturities                                                     6,133,636        6,844,960        3,975,960
                                                                                 -----------      -----------      -----------
                                                                                 $17,723,618      $16,819,747      $ 7,415,034
                                                                                 ===========      ===========      ===========

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE F - LONG-TERM OBLIGATIONS - CONTINUED


       Maturities of long-term obligations are as follows:

                 Year ending
                   June 30,
                 -----------
                      1998                                   $  3,975,960
                      1999                                      2,671,439
                      2000                                      1,621,713
                      2001                                      1,690,964
                      2002                                        485,465
                  Thereafter                                      945,453
                                                              -----------
                                                              $11,390,994
                                                              ===========



       The line of credit agreements contain various restrictive covenants including provisions relating to the maintenance of net worth, debt-to-equity ratio, and cash-flow coverage. As of June 30, 1997, the Company was in compliance with all covenants under the line of credit agreements.


NOTE G - INCOME TAXES

       Income tax expense consists of the following:

                                                                                 Six months ended
                                      Year ended December 31,                        June 30,
                            ------------------------------------------      --------------------------
                               1994            1995            1996             1996           1997
                            ----------      ----------      ----------      ----------      ----------
                                                                            (unaudited)
            Current
               Federal      $2,407,300      $1,081,000      $1,009,000      $  456,768      $1,033,754
               State           484,000         228,000         218,000          90,261         204,275
                            ----------      ----------      ----------      ----------      ----------
                             2,891,300       1,309,000       1,227,000         547,029       1,238,029

            Deferred
               Federal          46,013         655,475         743,985         345,667         246,301
               State             5,687         129,525         147,015          68,304          48,670
                            ----------      ----------      ----------      ----------      ----------
                                51,700         785,000         891,000         413,971         294,971
                            ----------      ----------      ----------      ----------      ----------

                            $2,943,000      $2,094,000      $2,118,000      $  961,000      $1,533,000
                            ==========      ==========      ==========      ==========      ==========


NOTE G - INCOME TAXES - CONTINUED

       The income tax provision reconciled to the tax computed at the federal statutory rate of 34%

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


is as follows:

                                                                                                  Six months ended
                                                         Year ended December 31,                       June 30,
                                              -------------------------------------------     --------------------------
                                                  1994            1995            1996            1996          1997
                                              -----------     -----------     -----------     -----------    -----------
                                                                                              (unaudited)
            Federal income taxes at
               statutory rate                 $ 2,762,100     $ 2,031,000     $ 1,990,000     $   834,200    $ 1,402,700

            State income taxes, net of
               federal tax benefit                327,800         252,100         248,800         106,168        224,274

            Income taxes attributed to Ute       (182,000)       (209,000)       (136,000)         13,000       (103,000)

            All other                              35,100          19,900          15,200           7,632          9,026
                                              -----------     -----------     -----------     -----------    -----------

                                              $ 2,943,000     $ 2,094,000     $ 2,118,000     $   961,000    $ 1,533,000
                                              ===========     ===========     ===========     ===========    ===========

       Deferred tax assets and liabilities consist of the following:

                                                             December 31,
                                                    -----------------------------        June 30,
                                                        1995              1996             1997
                                                    -----------       -----------       -----------
            Deferred tax assets (liabilities)
               Allowance for doubtful accounts      $   327,000       $   193,200       $   198,000
               Vacation accrual                         310,100           353,500           414,000
               Reserve for claims                       452,700           575,300           400,000
               Unfunded pension                              --           (58,800)         (154,000)
               Accrued compensation                          --            58,400            58,000
               Equipment temporary differences       (3,846,829)       (4,718,629)       (5,313,000)
               Prepaid tires                           (499,000)         (550,000)          (45,000)
                                                    -----------       -----------       -----------
            Net deferred tax liability              $(3,256,029)      $(4,147,029)      $(4,442,000)
                                                    ===========       ===========       ===========

       Effective August 28, 1997, Ute was acquired by MCI and became a taxable entity (Note M). Previously, its earnings and losses were included in the personal tax returns of the members, and Ute did not record an income tax provision. Effective with the change, in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax liability represents the future tax return consequences of these differences, which will be taxable when the liabilities are settled. Accordingly, a deferred tax liability at the date of the change of approximately $238,000 will be recorded through a one time non-cash charge to the deferred tax provision.


NOTE H - PENSION AND PROFIT-SHARING PLANS

       1.   Pension plan

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The Company participates in a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and hours of service in the current year. A participant is fully vested after five years. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected benefits to be earned in the future.

       The following table sets forth the plan's funded status as of the periods presented, in accordance with FASB Statement 87: "Employers' Accounting for Pensions":

                                                                                          December 31,
                                                                                -----------------------------         June 30,
                                                                                    1995              1996             1997
                                                                                -----------       -----------       -----------
            Actuarial present value of benefit obligations:

            Accumulated benefit obligations, including vested benefits of
               $3,303,221, $3,808,232, and $4,018,896, for the years ended
               December 31, 1995 and 1996 and the six
               months ended June 30, 1997, respectively                         $ 3,423,736       $ 3,972,111       $ 4,192,392
                                                                                ===========       ===========       ===========

            Projected benefit obligation for service
               rendered to date                                                 $(3,606,505)      $(4,111,673)      $(4,352,785)

            Plan assets at fair value, primarily U.S.
               government securities and common stock
               funds                                                              3,423,488         4,125,240         4,597,079
                                                                                -----------       -----------       -----------

            Projected benefit obligation (in excess of) or
               less than plan assets                                               (183,017)           13,567           244,294

            Unrecognized net obligation at January 1,
               1987, being recognized over 16 years                                  81,231            75,441            72,546

            Unrecognized net gain from past experience
               different from that assumed and effects
               of changes in assumptions                                           (283,250)         (379,979)         (567,041)
                                                                                -----------       -----------       -----------

            Accrued pension costs included in accrued
               liabilities (Note O)                                             $  (385,036)      $  (290,971)      $  (250,201)
                                                                                ===========       ===========       ===========



NOTE H - PENSION AND PROFIT-SHARING PLANS - CONTINUED

       1.   Pension plan - continued

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       Net pension cost included the following components:

                                                                                           Six months ended
                                                      Year ended December 31,                   June 30,
                                              -------------------------------------     -----------------------
                                                 1994          1995         1996           1996          1997
                                              ---------     ---------     ---------     ---------     ---------
            Service cost - benefits earned
                 during the period            $ 207,337     $ 247,891     $ 238,559     $ 119,280     $ 124,484
            Interest cost on projected
                 benefit obligation             239,457       268,620       288,520       144,260       164,467
            Actual return on plan assets        162,362       768,665      (497,698)     (224,442)     (461,055)
            Net amortization (deferral)        (342,779)     (944,968)      199,300        75,746       281,334
                                              ---------     ---------     ---------     ---------     ---------
            Net pension cost                  $ 266,377     $ 340,208     $ 228,681     $ 114,844     $ 109,230
                                              =========     =========     =========     =========     =========

       The following table sets forth the funded status and amounts recognized in the Company's balance sheet at June 30, 1997:

            Actuarial present value of benefit obligations

               Vested benefit obligation                       $4,018,896
                                                               ==========

               Projected benefit obligation                    $4,352,785
                                                               ==========

               Accumulated benefit obligation                  $4,192,392

               Plan assets at fair value (primarily U.S.
                   government securities and common stock
                   funds)                                       4,597,079
                                                               ----------
               Plan assets greater than accumulated benefit
                   obligation                                     404,687

               Pension liability included in accrued
                   liabilities                                    250,201
                                                               ----------
               Prepaid pension costs included in
                   prepaid expenses                            $  654,888
                                                               ==========

       The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.0% for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997. The expected long-term rate of return was 8.0% for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997.


NOTE H - PENSION AND PROFIT-SHARING PLANS - CONTINUED

       2.   401(k) profit-sharing plan

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       The Company has a qualified 401(k) profit-sharing plan (the Plan) in which substantially all of its employees participate. All employees who have completed one year of service with the Company are eligible to participate in the Plan. Under the Plan, employees are allowed to make contributions of between 1% and 15% of their annual compensation. The Company matches certain percentages of employee contributions, up to 6%, depending on the Company's operating ratio. All amounts contributed by a participant are fully vested at all times. A participant becomes vested over time and is fully vested in any Company matching contributions after 7 years of service. The Company contributed $585,000, $344,815, and $310,000 during the years ended December 31, 1994, 1995 and 1996, respectively, and $ 131,800 and $165,000 during the six months ended June 30, 1996 and 1997, respectively.


NOTE I - RELATED PARTY TRANSACTIONS

       Related parties include the Company's officers, directors, stockholders and other entities under their common control.

       During the years ended December 31, 1994, 1995, and 1996 the Company made payments for consulting services of $480,000 per year to an entity in which the Company's chairman is a 50% owner. The Company made payments of $240,000 and $160,000, respectively, to this entity during the six months ended June 30, 1996 and 1997. The agreement terminated April 1997 and was not renewed.


NOTE J - DEFERRED COMPENSATION

       The Company has salary continuation agreements with certain key management employees. Under the agreements, the Company is obligated to provide for each such employee or his beneficiaries, during a period of not more than ten years after the employee's death, disability, or retirement, annual benefits ranging from $17,000 to $23,000. The Company has purchased universal life insurance policies on the lives of these participants. These insurance policies, which remain the sole property of the Company, are payable to the Company upon the death of the participant or maturity of the insurance policy. As of June 30, 1997, the value of the insurance policies exceeded the deferred compensation obligations by approximately $15,000.


NOTE J - DEFERRED COMPENSATION - CONTINUED

       The Company separately contracts with the participants to pay stated benefits substantially equivalent to those received or available under the insurance policies

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       upon retirement, death, or permanent disability. The expense incurred for the years ended December 31, 1994, 1995 and 1996, was approximately $19,000, $18,000 and $62,660, respectively. The expense incurred for the six months ended June 30, 1996 and 1997 was approximately $24,000 for each period.


NOTE K - COMMITMENTS AND CONTINGENCIES

       1.   Letters of credit

       At June 30, 1997, the Company had outstanding letters of credit totaling $2,010,000 ($2,035,000, and $2,010,000 at December 31, 1995 and 1996).
       There were no draws against these letters of credit during any of the periods presented.

       2.   Purchase commitment

       As of June 30, 1997, the Company had placed orders for the purchase of miscellaneous equipment at an estimated total purchase price of approximating $6,100,000. The equipment is to be delivered by December 31, 1997.

       3.   Litigation

       The Company is involved in litigation arising in the normal course of business. It is not possible to state the ultimate liability, if any, in these matters. In the opinion of management, such litigation will have no material effect on the financial position and results of operations of the Company, in excess of amounts accrued.


NOTE L - CONCENTRATION OF CREDIT RISK

       The Company maintains cash and cash equivalents at several financial institutions. At June 30, 1997, uninsured amounts held in these financial institutions totaled approximately $2,008,000, (approximately $7,388,000, and $9,121,000 as of December 31, 1995 and 1996, respectively).


NOTE M - CAPITAL TRANSACTIONS

       Effective December 31, 1995, a prior entity known as Motor Cargo Industries, Inc., a related entity through common ownership, was merged into Motor Cargo as a result of

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       which its wholly-owned subsidiary MC Leasing, Inc. became a wholly-owned subsidiary of Motor Cargo. The merger was accounted for in a manner similar to a pooling of interests with assets acquired approximating liabilities assumed and no additional shares of Motor Cargo's common stock being issued.

       On January 1, 1996 a new entity, MCI was incorporated. Following its incorporation, the Company issued 5,120,000 shares of common stock in exchange for all of the outstanding common stock of Motor Cargo (256 shares). This transaction was accounted for in a manner similar to a pooling of interests. MCI, which had no significant assets or liabilities at the time of the exchange, functions as a non-operating holding company for the operating entities. The consolidated financial statements for all periods presented include the accounts and operations of all entities for the periods the entities were in existence.

       Effective August 28, 1997, the membership interests of Ute were acquired in exchange for 700,000 shares of common stock of the Company. Because of the common ownership of the two entities, this transaction was accounted for in a manner similar to a pooling of interests. Ute is included in the consolidated financial statements for all periods presented as a wholly-owned subsidiary of MCI. Revenues and earnings (loss) for Ute for each of the three years in the period ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 are as follows: $8,283,197 and $486,544; $7,773,901 and $523,606; $9,018,480 and $361,350; $1,606,137
       and $(33,309); $4,531,853 and $274,247, respectively. All revenue generated in Ute is from the renting and contracting, under an independent operating agreement, of revenue equipment to Motor Cargo. Therefore, Ute's related operations are eliminated in the consolidated financial statements.


NOTE N - PRIOR PERIOD ADJUSTMENT

       During the six months ended June 30, 1997, the Company changed its method of accounting for tires. The previous method involved recording new tires, (tires purchased with new equipment and replacement stock) as prepaid tires upon purchase and amortizing them based on normal tread-wear. The new method involves expensing replacement tires upon placement into service. Under the new method, tires purchased with new equipment are capitalized as equipment and depreciated over the estimated useful life of the equipment (5-10 years). Management believes the new method should simplify the comparability of its financial statements with other regulated motor carriers. The effect of the change, which was not significant, was retroactively applied to all periods presented.

NOTE O - ACCRUED LIABILITIES

       Accrued liabilities consist of the following:

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                  December 31,
                                           --------------------------       June 30,
                                              1995            1996            1997
                                           ----------      ----------      ----------
            Salaries, wages, payroll
                 taxes and benefits        $2,261,821      $1,943,386      $2,196,619
            Accrued employee benefits         705,538         684,301         668,235
            Income taxes payable                   --              --         624,746
            Vacation accrual                  811,962         925,274       1,170,988
            All other                         434,622         343,915         333,078
                                           ----------      ----------      ----------
                                           $4,213,943      $3,896,876      $4,993,666
                                           ==========      ==========      ==========


NOTE P - ACCRUED CLAIMS PAYABLE

       The history of accrued claims payable is as follows:

                                                          December 31,
                                                -----------------------------        June 30,
                                                    1995              1996             1997
                                                -----------       -----------       -----------

            Balance at beginning of period      $ 1,552,200       $ 1,675,118       $ 2,028,631
            Provisions                            1,462,594         2,385,923         2,108,574
            Expenditures                         (1,339,676)       (2,032,410)       (1,919,744)
                                                -----------       -----------       -----------

            Balance at end of period            $ 1,675,118       $ 2,028,631       $ 2,217,461
                                                ===========       ===========       ===========


NOTE Q - SUBSEQUENT EVENTS

       Common stock offering

       In October 1997, the Company's Board of Directors approved the filing of a Form S-1 registration statement under the Securities Act of 1933, to register up to 2,564,500 shares of the Company's common stock of which approximately 1,080,000 shares could by sold by identified selling stockholders.


NOTE Q - SUBSEQUENT EVENTS - CONTINUED

       Stock option plan

                  MOTOR CARGO INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       In October 1997, the Company's Board of Directors adopted the Motor Cargo Industries, Inc. 1997 Stock Option Plan (the Plan). The purpose of the Plan is to provide certain of the Company's key employees an opportunity to acquire an ownership interest in the Company. The Company has reserved 500,000 shares of common stock for issuance under the Plan. These shares may be issued as incentive stock options or awards. To date, no options have been issued under the Plan.

       The Company intends to account for stock-based compensation under Accounting Principles Board Opinion No. 25, under which no significant compensation cost is expected to be recognized upon grant of the options. The Company intends to adopt only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company, therefore, does not expect SFAS 123 to have a material impact on its financial position or operations.

       Stock award

       In October 1997, the Company's Board of Directors awarded an officer of the Company 20,000 shares of the Company's common stock, contingent upon completion of the common stock offering. The award was made pursuant to a Restricted Stock Agreement which states that upon completion of the offering, 20,000 shares of the Company's common stock will be issued in the officer's name. The Company will hold the certificates for the shares, which will be released in four installments, each consisting of 25% of the shares issued based on the officer's continued employment. In the event the officer voluntarily ceases his employment with the Company or the Company terminates his employment for cause the shares not previously released will be forfeited. Termination of employment by the Company without cause, or termination due to disability or death will result in the prompt release of some or all shares not previously released, depending upon the date of the relevant event.

[THE INSIDE BACK COVER OF THE PROSPECTUS CONTAINS SUPERIMPOSED IMAGES OF A COMPANY SERVICE CENTER, TWO COMPANY EMPLOYEES, SEVERAL COMPANY TRACTORS (INCLUDING ONE TRACTOR PULLING A DOUBLE TRAILER, A COMPANY DELIVERY VAN DISPLAYING "PRIORITY+PLUS" AND A PHONE NUMBER FOR "HOT SHOT SERVICE" AND A FLAG DISPLAYING THE COMPANY'S LOGO].

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                      ----------


                   TABLE OF CONTENTS

                                            Page
Prospectus Summary.............................3
Risk Factors...................................7
History of the Company........................12
Use of Proceeds...............................12
Dividend Policy...............................13
Capitalization................................13
Dilution......................................14
Selected Consolidated Financial Data..........15
Management's Discussion and Analysis of
  Financial Conditions and Results of
  Operation...................................17
Industry Overview.............................22
Business......................................24
Management....................................34
Certain Transactions..........................38
Principal and Selling Shareholders............39
Description of Capital Stock..................40
Shares Eligible for Future Sale...............41
Underwriting..................................42
Experts.......................................42
Legal Matters.................................43
Additional Information........................44
Index to Consolidated Financial Statements...F-1


UNTIL ______________, 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




                   2,230,000 SHARES



                      MOTOR CARGO
                   INDUSTRIES, INC.



                     COMMON STOCK




                    --------------

                      PROSPECTUS
                    --------------



             MORGAN KEEGAN & COMPANY, INC.










                 _______________, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fees.

                                                                                                 Amount
                                                                                                   to
                                                                                                Be Paid
                                                                                                --------
                  Registration fee...........................................................   $ 10,880
                  NASD fee                                                                         4,090
                  Nasdaq listing and entry fee................................................    35,000
                  Printing and engraving......................................................    75,000
                  Legal fees and expenses of the Company......................................   200,000
                  Accounting fees and expenses................................................   175,000
                  Blue sky fees and expenses..................................................     6,000
                  Directors and officers liability insurance..................................    75,000
                  Transfer agent fees ........................................................     6,000
                  Miscellaneous...............................................................    13,030
                                                                                                --------
                           TOTAL    ..........................................................  $600,000
                                                                                                ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 16-10a-902 ("Section 902") of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnified Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful; except that (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify a director in connection with a Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which Proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

         Section 16-10a-903 ("Section 903") of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he was a Party because he is or was a director of the corporation, against reasonable expenses (including attorneys' fees) incurred by him in connection with the Proceeding or claim with respect to which he has been successful.

         In addition to the indemnification provided by Sections 902 and 903,
Section 16-10a-905 ("Section 905") of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, a director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction. On receipt of an application and after giving any notice the court considers necessary, (i) the court may order mandatory indemnification under Section 903, in which case the court shall also order the corporation to pay the director's reasonable expenses to obtain court-ordered indemnification, or (ii) upon the court's determination that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances and regardless of whether the director met the applicable standard of conduct set forth in Section 902, the court may order indemnification as the court determines to be proper, except that indemnification with respect to certain Proceedings resulting in a director being found liable for certain actions against the corporation may be limited to reasonable expenses (including attorneys' fees) incurred by the director.

         Section 16-10a-904 ("Section 904") of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by a director who is a Party to a Proceeding in advance of the final disposition of the Proceeding if (i) the director furnishes the corporation a written affirmation of his good faith belief that he has met the applicable standard of conduct described in Section 902, (ii) the director furnishes to the corporation a written undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the required standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Section 904.

         Section 16-10a-907 ("Section 907") of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under
Section 903 and is entitled to apply for court ordered indemnification under
Section 905, in each case to the same extent as a director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent than the right of indemnification granted to directors, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

         The Company's Bylaws provide that the Company may indemnify an individual made a party to a proceeding because he is or was a director of the Company against liability if the Company has authorized the indemnification pursuant to (i) the majority vote of the Board of Directors of the Company present at a meeting at which a quorum is present, with only those directors not party to the proceeding being counted to satisfy the quorum, (ii) the majority vote of a committee of the Board of Directors of the Company consisting of two or more directors not party to the proceeding, (iii) where the procedure set forth in clauses (i) and (ii) above cannot be satisfied, the majority vote of the full Board of Directors of the Company, including any directors who are party to the proceeding, or (iv) the majority vote of the shareholders of the Company. In addition, a determination must be made in the same manner as described in the preceding sentence, or by special legal counsel selected by the Board of Directors of the Company or its committee, to the effect that the standard of conduct set forth in Section 902 has been met.

         The Bylaws also provide that the Company may pay for or reimburse in advance of final disposition of any proceeding the reasonable expenses incurred by an individual made a party to a proceeding because he is or was a director of the Company if authorization of such payment is made in the same manner as described in the first sentence of the preceding paragraph and a determination is made in the same manner as described in the last sentence of the preceding paragraph that (i) the individual has furnished to the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth in Section 902, (ii) the individual has furnished to the Company a written undertaking to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct set forth in
Section 902, and (iii) the facts then know to those making the determination would not preclude indemnification under the Bylaws of the Company or Section 904.

         The Bylaws of the Company also provide that the Company may indemnify and advance expenses to any individual made a party to a proceeding because the individual is or was an officer, employee, fiduciary, or agent of the Company to the same extent as to an individual made a party to a proceeding because he is or was a director of the Company, or to a greater extent, if not inconsistent with public policy, if provided for by general or specific action of the Board of Directors of the Company.

         The Company's Articles of Incorporation and Bylaws have similar provisions providing that a director of the Company shall not be liable to the Company or its shareholders for monetary damages for any action taken or any failure to take any action as a director, except liability for (i) the amount of a financial benefit received by a director to which he his not entitled, (ii) an intentional infliction of harm on the Company or its shareholders, (iii) a violation of Section 16-10a-842 of the Revised Act which prohibits unlawful distributions by a corporation or its shareholders, or (iv) an intentional violation of criminal law. Utah law permits director liability to be eliminated to the extent liability for the items described in clauses (i) through (iv) of the preceding sentence is preserved.

         Reference is also made to the Underwriting Agreement filed herewith pursuant to which the Underwriters have agreed to indemnify the Company and its officers and directors against certain liabilities, including liabilities under the Securities Act.

         Indemnification may be granted pursuant to any other agreement, bylaw, or vote of shareholders or directors. In addition to the foregoing, the Company maintains insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers. The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the Company.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

         In January 1996, the Company issued 4,400,000 shares of Common Stock to Harold R. Tate and 120,000 shares of Common Stock to each of Marshall L. Tate, Marvin L. Friedland, Lauri Tate Franks, Darrell Tate, Troy Tate and Mia Tate in exchange for their respective shares of Motor Cargo common stock. The Company believes that the issuance of Common Stock to the foregoing persons, which did not involve a public offering or sale of securities, was exempt from the registration requirements of the Securities Act pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in this transaction.

        Effective as of August 28, 1997, the Company issued 490,000 shares of Common Stock to Harold R. Tate and 70,000 shares of Common Stock to each of Marshall L. Tate, Marvin L. Friedland and Darrell Tate for their respective interests in Ute Trucking and Leasing, LLC. The Company believes that the issuance of the Common Stock to the foregoing persons, which did not involve a public offering or sale of securities, was exempt from the registration requirements of the Securities Act pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in this transaction.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)  Exhibits

        Exhibit
        Number
        -------
         1.1      Form of Underwriting Agreement.*

         3.1      Articles of Incorporation of the Company.

         3.2      Bylaws of the Company.

         4.1      Articles of Incorporation of the Company filed as Exhibit 3.1 to this Registration Statement.

         4.2      Bylaws of the Company filed as Exhibit 3.2 to this Registration Statement.

         4.3      Specimen certificate.*

         5        Opinion of Van Cott, Bagley, Cornwall & McCarthy.*

         10.1     1996 Credit Agreement, dated June 19, 1996, between Motor Cargo and Sanwa Bank California.*

         10.2     1997 Stock Option Plan.

         10.3     Pension Plan of Employees of Motor Cargo and Trust Agreement.

         10.4     Motor Cargo Profit Sharing Plan.

         10.5     Restricted Stock Agreement, dated October 2, 1997, between the Company and Louis V. Holdener.

         10.6     Agreement to Purchase and Sell Leasehold Interest dated October 2, 1990 between Leonard L.
                  Gumport and Motor Cargo.

         10.7     Lease Agreement dated December 23, 1996 between Channing, Inc. and Motor Cargo.

         10.8     Lease Agreement dated as of January 1, 1989 between Andrea Tacchino Company and Motor Cargo.

         10.9     First Amendment to Lease dated March 1, 1990 between Andrea Tacchino Company and Motor Cargo.

         10.10    Lease Agreement dated October 31, 1995 between Pete Aardema and Motor Cargo.

         10.11    Lease Agreement dated September 29, 1995 among Colburn R. Thomason, Michael Tolladay, Kevin
                  Tweed and Motor Cargo.

         10.12    Form of Salary Continuation Agreement

         10.13    Promissory Note dated March 25, 1993 in favor of Corestates Bank, N.A.*

         10.14    Promissory Note dated  May 21, 1993 in favor of Banc One Arizona Leasing Corporation.*

         10.15    Promissory Note dated June 23, 1994 in favor of Lease Plan U.S.A.*

         10.16    Promissory Note dated July 29, 1994 in favor of General Electric Capital Corporation.*

         10.17    Promissory Note dated September 8, 1994 in favor of General Electric Capital Corporation.*

         10.18    Promissory Note dated May 7, 1996 in favor of Lease Plan U.S.A.*

         10.19    Promissory Note dated August 16, 1993 in favor of Sanwa Bank.*

         10.20    Promissory Note dated March 30, 1990 in favor of Sanwa Bank California.*

         10.21    Contribution Agreement, dated August 28, 1997, between the
                  Company and the members of Ute Trucking and Leasing, LLC.

         10.22    Management Agreement between the Company and FHF Transportation, Inc.*

         21       List of subsidiaries

         23.1     Consent of Grant Thornton LLP.

         23.2     Consent of Van Cott, Bagley, Cornwall & McCarthy (included in Exhibit 5).*

         24.1     Power of Attorney (included on page II-7 of this Registration
                  Statement).

         27       Financial Data Schedule

-----------------

* To be supplied by amendment.


         (b) Financial Statement Schedules

         Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.


ITEM 17.  UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the provisions set forth in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer, or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and the Registrant will be governed by the final adjudication of such issue.

         The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         The undersigned registrant hereby undertakes that:

                  (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Salt Lake, State of Utah, on this 6th day of October, 1997.


                                 MOTOR CARGO INDUSTRIES, INC.


                                 By: /s/ MARSHALL L. TATE
                                     ---------------------------------------
                                       Marshall L. Tate
                                       President and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Marshall L. Tate and Marvin L. Friedland, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on October 6, 1997 in the capacities indicated.


                  SIGNATURE                                     TITLE
                  ---------                                     -----
/s/  HAROLD R. TATE                         Chairman of the Board
----------------------------------------
Harold R. Tate


/s/  MARSHALL L. TATE                       President and Chief Executive Officer and Director
----------------------------------------    (principal executive officer)
Marshall L. Tate


/s/   LYNN H. WHEELER                       Vice President, Finance and Chief Financial Officer
----------------------------------------    (principal financial and accounting officer)
Lynn H. Wheeler

/s/   MARVIN L. FRIEDLAND                   Director
----------------------------------------
Marvin L. Friedland

                                  EXHIBIT INDEX


        Exhibit
        Number
        -------
         1.1      Form of Underwriting Agreement.*

         3.1      Articles of Incorporation of the Company.

         3.2      Bylaws of the Company.

         4.1      Articles of Incorporation of the Company filed as Exhibit 3.1 to this Registration Statement.

         4.2      Bylaws of the Company filed as Exhibit 3.2 to this Registration Statement.

         4.3      Specimen certificate.*

         5        Opinion of Van Cott, Bagley, Cornwall & McCarthy.*

         10.1     1996 Credit Agreement, dated June 19, 1996, between Motor Cargo and Sanwa Bank California.*

         10.2     1997 Stock Option Plan.

         10.3     Pension Plan of Employees of Motor Cargo and Trust Agreement.

         10.4     Motor Cargo Profit Sharing Plan.

         10.5     Restricted Stock Agreement, dated October 2, 1997, between the Company and Louis V. Holdener.

         10.6     Agreement to Purchase and Sell Leasehold Interest dated October 2, 1990 between Leonard L.
                  Gumport and Motor Cargo.

         10.7     Lease Agreement dated December 23, 1996 between Channing, Inc. and Motor Cargo.

         10.8     Lease Agreement dated as of January 1, 1989 between Andrea Tacchino Company and Motor Cargo.

         10.9     First Amendment to Lease dated March 1, 1990 between Andrea Tacchino Company and Motor Cargo.

         10.10    Lease Agreement dated October 31, 1995 between Pete Aardema and Motor Cargo.

         10.11    Lease Agreement dated September 29, 1995 among Colburn R. Thomason, Michael Tolladay, Kevin
                  Tweed and Motor Cargo.

         10.12    Form of Salary Continuation Agreement

         10.13    Promissory Note dated March 25, 1993 in favor of Corestates Bank, N.A.*
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                                      II-8

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
         10.14    Promissory Note dated  May 21, 1993 in favor of Banc One Arizona Leasing Corporation.*

         10.15    Promissory Note dated June 23, 1994 in favor of Lease Plan U.S.A.*

         10.16    Promissory Note dated July 29, 1994 in favor of General Electric Capital Corporation.*

         10.17    Promissory Note dated September 8, 1994 in favor of General Electric Capital Corporation.*

         10.18    Promissory Note dated May 7, 1996 in favor of Lease Plan U.S.A.*

         10.19    Promissory Note dated August 16, 1993 in favor of Sanwa Bank.*

         10.20    Promissory Note dated March 30, 1990 in favor of Sanwa Bank California.*

         10.21 Contribution Agreement, dated August 28, 1997, between the Company and the members of Ute Trucking and Leasing, LLC.

         10.22    Management Agreement between the Company and FHF Transportation, Inc.*

         21       List of subsidiaries

         23.1     Consent of Grant Thornton LLP.

         23.2     Consent of Van Cott, Bagley, Cornwall & McCarthy (included in Exhibit 5).*

         24.1     Power of Attorney (included on page II-7 of this Registration Statement).

         27       Financial Data Schedule
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* To be supplied by amendment.